As filed with the Securities and Exchange Commission on September 16, 2005

Registration No. 333-127276

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	58-2424258
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chad S. Wachter

Vice President, General Counsel and Secretary

KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of all communications to:

David E. Brown, Jr.

Alston & Bird LLP

601 Pennsylvania Avenue, N.W.

North Building, 10th Floor

Washington, DC 20004-2601

(202) 756-3300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the state offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2005

PROSPECTUS

KNOLOGY, INC.

1,271,839 of Series AA Convertible Preferred Stock

Available for Purchase Upon Exercise of 23,716,682 Subscription Rights.

Each Right Permits the Holder Thereof to Purchase

.0536 of a Share of Series AA Convertible Preferred Stock

Knology, Inc. is distributing to the holders of its common stock, at no charge, non-transferable subscription rights to purchase up to an aggregate of 1,271,839 shares of Knology’s Series AA convertible preferred stock at a cash price of $10.00 per share. The Series AA preferred stock accrues cumulative dividends at an annual rate of 8.0% of the liquidation value, ranks senior the common stock in the event of a liquidation, is initially convertible into five shares of our common stock based on a conversion price that is subject to adjustment, and generally votes with the holders of the common stock, with each share of Series AA preferred stock entitled to cast five votes.

Each stockholder will receive one subscription right for each share of Knology common stock owned of record on September 16, 2005. Each subscription right will entitle the holder to purchase .0536 of a share of Series AA preferred stock, rounded down in the aggregate to the nearest whole number of shares of Series AA preferred stock. We refer to this right as the “basic subscription privilege.” Each subscription right will carry with it an oversubscription privilege for shares that are not otherwise purchased through the exercise of the basic subscription privilege. Both the basic subscription privilege and the oversubscription privilege are subject to Knology’s right not to issue shares of Series AA preferred stock to any stockholder if the issuance would result in the stockholder beneficially owning 17% or more of Knology’s common stock.

Of the shares of Series AA preferred stock subject to this rights offering, 1,080,000 shares are being offered by Knology and 191,839 shares are being offering by certain of our stockholders. If we receive subscriptions for 1,080,000 shares or less, we will receive all of the proceeds from the sale of those shares. The selling stockholders will receive the proceeds from the sale of any shares in excess of 1,080,000. If all subscription rights distributed are exercised, we will receive gross proceeds of $10,800,000, before payment of the expenses of this offering, and the selling stockholders will receive proceeds of $1,918,390.

The subscription rights will expire if they are not exercised by 5:00 p.m. Eastern daylight time on October 21, 2005, the expected expiration of the rights offering, which we may extend in our sole discretion. Subscription rights that are not exercised by the expiration time will expire and have no value.

Stockholders may only exercise their subscription rights in accordance with a subscription rights certificate accompanied by payment in full delivered to Wachovia Bank, N.A., our subscription agent for this offering. A subscription may not be revoked after payment is received and accepted by us.

This investment involves a high degree of risk. Please see “ Risk Factors” beginning on page 13 for a discussion of material factors to consider when evaluating an investment in our Series AA preferred stock.

Our common stock is traded on the Nasdaq National Market under the symbol “KNOL,” and on September 15, 2005, the last reported sale price of our common stock was $2.18 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September     , 2005

About This Prospectus

This prospectus is part of a registration statement (which includes exhibits) that we have filed with the Securities and Exchange Commission covering the shares of Series AA preferred stock offered by us and the selling stockholders in connection with the distribution of subscription rights to our stockholders. This prospectus does not contain all information contained in the registration statement, parts of which are omitted in accordance with the Securities and Exchange Commission’s rules and regulations. Statements made in this prospectus as to the contents of any other document (including exhibits to the registration statement) are not necessarily complete. You should review the document itself for a thorough understanding of its contents. The registration statement can be read and reviewed at the Securities and Exchange Commission’s web site located at www.sec.gov, or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus and any prospectus supplement does not constitute an offer to sell, or solicitation of an offer to buy, any securities to any person in any jurisdiction where such offer or solicitation would be unlawful. The information contained in this prospectus is current only as of the date of this prospectus.

SUMMARY

This summary highlights selected information contained, or incorporated by reference, in this prospectus. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents incorporated by reference in this prospectus. In particular please read the sections captioned “Risk Factors,” “The Rights Offering” and “Where You Can Find More Information” before you decide to exercise your subscription rights.

Knology, Inc.

We are a fully integrated provider of video, voice, data and advanced communications services to residential and business customers in nine markets in the southeastern United States. We were the 21st largest cable television provider in the United States as of December 2004 according to the National Cable and Telecommunications Association. As of and for the six months ended June 30, 2005, we had approximately 414,341 total connections, our revenues were $112.3 million and we had a net loss of $32.4 million. Video, voice and data revenues accounted for approximately 44.8%, 34.1% and 21.1%, respectively, of our consolidated revenues for the six months ended June 30, 2005.

We provide our services over our wholly owned, fully upgraded 750 MHz interactive broadband network. As of June 30, 2005, our network passed approximately 745,406 marketable homes. Our network is designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services, as well as the introduction of new communications services.

We have operating experience in marketing, selling, provisioning, servicing and operating video, voice and data systems and services. We have delivered a bundled service offering for eight years, and we are supported by a management team with decades of experience operating video, voice and data networks. We provide a full suite of video, voice and data services in: Huntsville and Montgomery, Alabama; Panama City and Pinellas County, Florida; Augusta, Columbus and West Point, Georgia; Charleston, South Carolina; and Knoxville, Tennessee. We previously provided video services in Cerritos, California, but, as discussed below, we completed the sale of those operations to WaveDivision Holdings, LLC on September 12, 2005. The Cerritos operating statistics have been excluded from our consolidated data presented throughout this prospectus.

We have built our company through:

•	acquisitions of other cable companies, networks and franchises;

•	upgrades of acquired networks to introduce expanded broadband services, including bundled voice and data services;

•	construction and expansion of our broadband network to offer integrated video, voice and data services; and

•	organic growth of connections through increased penetration of services to new marketable homes and our existing customer base, along with new service offerings.

To date, we have experienced operating losses as a result of expenses related to the expansion of our service territories and the construction of our network. We expect to continue to focus on increasing our customer base and expanding our broadband operations. Our ability to generate profits will depend in large part on our ability to increase revenues to offset the costs of construction and operation of our business.

Our principal executive offices are located at 1241 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 645-8553. We maintain a website at www.knology.com where general information about our business is available. The information contained in our website is not a part of this prospectus.

Recent Developments

On March 24, 2005, we entered into a definitive asset purchase agreement to sell our cable assets located in Cerritos, California to WaveDivision Holdings, LLC for $10.0 million in cash, subject to customary closing adjustments. On September 12, 2005, we completed the sale of the Cerritos system.

On June 29, 2005, we entered into a first lien credit agreement and second lien credit agreement providing us with aggregate cash proceeds of $280 million. Credit Suisse, Cayman Islands Branch, acted as administrative agent and sole lead arranger. We used these proceeds, together with cash on hand, to repay all amounts outstanding under our credit facilities with Wachovia Bank, National Association and CoBank, ACB and to redeem our 12% senior notes due 2009, which were redeemed on July 29, 2005.

The first lien credit agreement provides for a five-year senior secured $185 million term loan facility, all of which is currently outstanding, and a $25 million revolving loan and letter of credit facility of which no funds have been drawn. The first lien term facility bears interest at a base rate plus 4.5% or a Eurodollar rate plus 5.5%. The unused portion of the first lien revolving facility is subject to an annual fee of between .375% and .75%, depending on usage of the facility. Interest on the first lien facilities is payable quarterly. The first lien term facility amortizes at a rate of 1.0% per annum, payable quarterly, and matures on June 29, 2010. We may prepay amounts outstanding under the first lien term facility prior to maturity, but we must pay a premium if we prepay prior to June 29, 2008, except for prepayments made with proceeds from the sale of our equity securities. The first lien revolving facility matures on June 29, 2010.

The second lien credit agreement provides for a six-year senior secured term loan facility with an aggregate principal amount at maturity of approximately $99 million. On June 29, 2005, we received proceeds of $95 million. Borrowings under the second lien term facility bear interest at a base rate plus 9.0% or a Eurodollar rate plus 10.0%. This facility does not amortize and the entire unpaid principal amount is due in full on the maturity date of June 29, 2011. We may not prepay any amount outstanding prior to June 29, 2008, except for prepayments made with the proceeds from the sale of Knology’s equity securities. If we prepay any amounts after June 29, 2008 but prior to June 29, 2011, we are required to pay a premium.

Both credit facilities are guaranteed by all of our subsidiaries, except that the guarantees by certain of our subsidiaries are subject to pending regulatory approval. The credit facilities are also secured by first and second liens on all of our assets and the assets of our guarantor subsidiaries.

The credit agreements both contain customary representations and warranties and various affirmative and negative covenants, including:

•	limitations on the incurrence of additional debt;

•	limitations on the incurrence of liens;

•	restrictions on investments;

•	restrictions on the sale of assets;

•	restrictions on the payment of cash dividends on and the redemption or repurchase of capital stock;

•	mandatory prepayment of amounts outstanding under the first lien facilities or second lien facility, as applicable, with excess cash flow, proceeds from asset sales, proceeds from the issuance of debt obligations, proceeds from any equity offerings, and proceeds from casualty losses;

•	restrictions on mergers and acquisitions, sale/leaseback transactions and fundamental changes in the nature of our business;

•	limitations on capital expenditures; and

•	maintenance of minimum ratios of first lien debt to EBITDA (as defined in the credit agreements), total debt to EBITDA, and EBITDA to cash interest.

The credit agreements also include customary events of default, including but not limited to:

•	nonpayment of principal, interest or other fees or amounts;

•	incorrectness of representations and warranties in any material respect;

•	violations of covenants;

•	cross defaults and cross acceleration;

•	bankruptcy;

•	material judgments;

•	ERISA events;

•	actual or asserted invalidity of provisions of or liens created under guarantees or security documents;

•	change of control;

•	material violations of environmental laws;

•	defaults under material contractual obligations; and

•	the failure to maintain our licenses and franchises if such failure would have a material adverse effect.

As discussed above, the borrowings under our credit facilities bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate debt would also increase even though the amount borrowed remained the same. An increase of 1.0% in the interest rates payable on our credit facilities would increase our estimated debt service requirements for the third and fourth quarters of 2005 by approximately $140,000 in the aggregate. We have entered into hedging arrangements to mitigate our risk with respect to our variable rate debt.

On May 26, 2005, we issued 920,000 shares of a newly created series of preferred stock, the Series AA preferred stock, in a private offering to certain new and existing investors at a purchase price of $10.00 per share, for aggregate gross proceeds before expenses of $9.2 million. The certificate of designations for the Series AA preferred stock provides for a cumulative dividend of 8% per annum to be paid on the Series AA preferred stock, which dividend may be paid in cash or in additional shares of Series AA preferred stock. However, pursuant to the restrictions in our new credit facilities described below, we are prohibited from paying dividends in cash, other than cash in lieu of fractional shares. On June 30, 2005, we issued 7,051 additional shares of Series AA preferred stock as a dividend on the privately sold shares of Series AA preferred stock. We also plan to issue an additional dividend with respect to the outstanding shares of Series AA preferred stock immediately before the completion of the rights offering.

Summary Financial Data

The following summary of our consolidated financial and operating data as set forth below for the years ended December 31, 2002, 2003 and 2004, and as of and for the six months ended June 30, 2004 and 2005, should be read in conjunction with, and is qualified in its entirety by reference to our historical financial statements, including introductory paragraphs and related notes to those financial statements, which are incorporated into this prospectus by reference. See “Important Information Incorporated by Reference.”

	Years ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(dollars in thousands, except per share data)
Consolidated statement of operations data:
Revenues	$141,866	$172,938	$211,458	$106,529	$112,302
Cost of services (excluding depreciation and amortization)	41,007	46,525	60,829	30,888	32,679

Gross profit	100,859	126,413	150,629	75,641	79,623
Selling, operations and administrative expense	79,837	93,366	117,580	60,505	59,053
Depreciation and amortization	80,533	77,806	74,163	37,574	37,296
Operating income (loss)	31,995	(47,633)	(45,996)	(22,438)	(17,270)
Interest (expense), net	(35,871)	(28,796)	30,342)	(15,185)	(15,513)
Net loss	(2,626)	(87,788)	(75,564)	(37,030)	(32,440)
Basic and diluted net loss per share attributable to common stockholders	$(52.20)	$(5.17)	$(3.19)	$(1.57)	$(1.37)
Basic and diluted weighted average number of common shares outstanding	50,304	16,995,092	23,655,733	23,618,649	23,697,787

Consolidated other financial data:
Cash provided by operating activities	$10,318	$29,512	$22,263	$22,473	$6,455
Cash used in investing activities	(44,847)	(95,473)	(36,336)	(26,969)	(238,221)
Cash provided by (used in) financing activities	39,378	43,863	(420)	4,990	(232,294)
Capital expenditures	44,446	35,533	63,592	26,793	13,979

	As of December 31,			As of June 30,
	2002	2003	2004	2004	2005
Consolidated operating data:
Connections (1)
Video (2)	129,452	176,707	170,588	168,031	173,268
Voice
On-net	108,484	118,872	128,757	121,819	137,604
Off-net	4,988	5,678	5,987	6,040	6,096
Data	50,225	73,482	86,366	77,174	97,373

Total connection	293,149	374,739	391,698	373,064	414,341

Residential connections	263,875	341,418	352,839	336,705	373,200
Business connections	29,274	33,321	38,859	36,359	41,141

Homes passed (2)	524,855	919,744	947,272	934,437	953,021
Marketable homes passed (2)	436,462	721,554	741,095	731,187	745,406

(1)

All of our video and data connections are provided over our networks. Our voice connections consist of both “On-net” and “Off-net” connections. On-net refers to lines provided over our networks. It includes 23,894 and 23,337 lines as of June 30, 2004 and 2005, respectively, using traditional copper telephone lines. Off-net refers to telephone connections provided over telephone lines leased from third parties.
(2)	The total number of video connections, homes passed and marketable homes passed as of December 31, 2003 and 2004 and June 30, 2004 and 2005 exclude our market in Cerritos, California the sale of which we completed on September 12, 2005, and previously treated as discontinued operations.

As of June 30, 2005
(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$6,610
Restricted cash(3)	244,235
Net working capital	(11,277)
Property and equipment, net	303,518
Total assets	627,824
Senior notes due 2009(3)	237,096
Long-term debt	280,248
Total liabilities	563,794
Convertible preferred stock(4)	9,271
Total stockholders’ equity	54,759

(3)	The restricted cash of $244,235 was reserved for redemption of our senior notes due 2009, which were redeemed on July 29, 2005.
(4)	In the event that the fair value of our common stock as of the closing date of this transaction is in excess of the conversion price of the Series AA preferred stock of $2.00, for financial reporting purposes, a beneficial conversion feature will be created and will be accounted for as a discount of the Series AA preferred stock issued. Subsequently, for financial reporting purposes, the Series AA preferred stock will be accreted to the liquidation value through a dividend charge.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

The following table presents our historical ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Years ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Ratio (1)(2)	—	—	—	—	—	—	—

(1)	For purposes of computing the foregoing ratio, earnings consist of pretax income from continuing operations plus fixed charges and fixed charges consist of interest and the portion of rental expense under operating leases representing interest, which is estimated to be one-third of such expense. Preferred stock dividends consist of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock securities.
(2)	Our earnings were insufficient to cover our fixed charges and preferred stock dividends for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 by approximately $104.1 million, $119.5 million, $1.3 million, $87.8 million and $75.6 million, respectively, and for the six months ended June 30, 2004 and 2005, by approximately $37.0 million and $32.4 million, respectively.

Questions and Answers About the Rights Offering

What is a rights offering?

A rights offering is the distribution of “subscription rights” or “rights” to stockholders, and the decision of the stockholders to exercise their rights or not. We are distributing to each of our stockholders, at no charge, one non-transferable subscription right for each share of common stock held by them on September 16, 2005, which is the “record date” for this rights offering. If all subscription rights are exercised, we will issue approximately 1,080,000 shares of our Series AA preferred stock and the selling stockholders will sell approximately 191,839 shares of our Series AA preferred stock.

What is a subscription right?

A subscription right allows the holder of such a right to buy one or more types of securities directly from the issuer for a fixed price for a specified period of time. Commissions are not charged and the price does not vary during the period. Each of our subscription rights entitles you to purchase .0536 of a share of our Series AA preferred stock beginning on the date of this prospectus and ending on October 21, 2005, which is the “expiration date” for this rights offering, unless we extend the expiration date in our sole discretion. Each right entitles you to a basic subscription privilege and an oversubscription privilege.

What is the basic subscription privilege?

The basic subscription privilege of each subscription right entitles you to purchase .0536 of a share of Series AA preferred stock. The price to exercise each right is $0.536, which corresponds to $10.00 per share of Series AA preferred stock. You may only purchase whole shares of Series AA preferred stock. If you did not receive enough rights to purchase at least one whole share of Series AA preferred stock (at least 19 rights), you can only participate in the rights offering if you exercise your basic subscription privilege and your oversubscription privilege to purchase at least one whole share.

What is the oversubscription privilege?

The oversubscription privilege entitles you, if you fully exercise your basic subscription privilege, to subscribe at the subscription price for up to that number of shares of Series AA preferred stock that are offered in the rights offering but are not purchased by the other stockholders under their basic subscription privilege, at the same subscription price of $0.536 per right, which corresponds to $10.00 per share of Series AA preferred stock.

We will be able to satisfy exercises of the oversubscription privilege only if stockholders purchase less than all of the shares of our Series AA preferred stock that may be purchased under the basic subscription privilege. If sufficient shares are available, we will honor the oversubscription requests in full, subject to the restrictions described below. If oversubscription requests exceed the number of shares available, we will allocate the available shares among stockholders who oversubscribed in proportion to the total amount of the oversubscriptions, subject to the restrictions described below. All subscriptions will be rounded down to the nearest whole number of shares of Series AA preferred stock.

Are there any limitations on the number of shares of Series AA preferred stock you may purchase in the rights offering?

Each share of Series AA preferred stock is convertible at any time at the option of the holder into shares of our common stock. Under our stockholder protection rights agreement, the purchase rights associated with our common stock become exercisable with certain exceptions ten business days after a stockholder beneficially acquires 18% or more of our common stock, including for the purposes of such calculation, the shares of common stock issuable upon conversion of this Series AA preferred stock and any other convertible security, option or warrant to purchase common stock held by the stockholder, but not including the shares of common stock issuable upon conversion of the Series AA preferred stock, other convertible security, option or warrant held by any other stockholders. We will not issue shares of Series AA preferred stock to any stockholder upon the exercise of the basic subscription privilege or the oversubscription privilege if the issuance would result in the stockholder beneficially owning 17% or more of our common stock.

How long will the rights offering last?

The rights offering will last for a limited time and will expire at 5:00 p.m. Eastern time, on October 21, 2005, unless extended. Accordingly, if a stockholder desires to exercise his, her, or its subscription rights, the subscription agent must actually receive all required documents and payments for that stockholder before that date and time. We may extend the expiration time for any reason. If you do not exercise your subscription rights before 5:00 p.m. Eastern time, on October 21, 2005, your subscription rights will expire.

What is the record date?

The record date is September 16, 2005. Only holders of common stock at 5:00 p.m. Eastern time on the record date will receive subscription rights.

Who is the subscription agent?

Wachovia Bank, N.A. is the subscription agent for the rights offering.

Who is the information agent?

Corporate Communications, Inc. is the information agent for the rights offering.

Are there any conditions to the consummation of the rights offering?

No. There are no conditions to the consummation of the rights offering. However, we reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of Series AA preferred stock pursuant to your exercise could be deemed unlawful, materially burdensome or would result in a violation of Nasdaq rules, as described above. In addition, we will not be required to accept subscriptions or issue shares until the expiration time.

Can Knology terminate the rights offering?

Yes. We may terminate the rights offering for any reason before the expiration time.

If we terminate the rights offering, will your subscription payment be refunded to you?

Yes. If we terminate the rights offering, all subscription payments will be returned as soon as practicable following the expiration time. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering. If we terminate the rights offering, no shares will be issued to stockholders that have exercised their rights prior to such termination.

How will we use the proceeds received from the rights offering?

The gross proceeds from the rights offering will depend on the number of rights that are exercised. If all rights are exercised, then we will receive gross proceeds, prior to expenses, of $10,800,000 and the selling stockholders will receive proceeds of $1,918,390. Our expenses are estimated to be $300,000. We will use all of the proceeds we receive in the rights offering to repay existing indebtedness. We will not receive any proceeds from the shares sold by the selling shareholders. See “Use of Proceeds.”

How many shares of Series AA preferred stock and common stock will be outstanding after the rights offering?

We currently have 927,051 shares of Series AA preferred stock issued and outstanding at the date of this prospectus. We will issue an additional 18,686 shares on September 30, 2005 in payment of the dividends that have accrued on the outstanding shares of Series AA preferred stock since June 30, 2005. Immediately prior to the completion of this offering, we will issue a number of shares of Series AA preferred stock in payment of the dividends that have accrued on the outstanding shares of Series AA preferred stock since September 30, 2005. If we complete the rights offering on October 21, 2005, we will issue approximately 4,352 dividend shares. We will distribute to the holders of our common stock subscription rights to purchase an aggregate of 1,271,839 shares of Series AA preferred stock, of which 1,080,000 shares will be newly issued by Knology and 191,839 shares will be resold by the selling stockholders. If all subscription rights are exercised and the rights offering is completed on October 21, 2005, we will have approximately 2,030,089 shares of Series AA preferred stock outstanding. We have authorized 3,000,000 shares of Series AA preferred stock.

We also have outstanding, as of August 31, 2005, 23,716,682 shares of common stock and options and warrants to purchase 4,230,507 shares of common stock.

Why are we making this rights offering?

We recently sold 920,000 shares of our Series AA preferred stock at $10.00 per share for aggregate gross proceeds of approximately $9.2 million in a private offering to certain new and existing investors. Four of the existing investors, who are our directors or their affiliates, agreed to resell a portion of the shares of Series AA preferred stock they purchased to the existing holders of our common stock in a registered offering. The primary purpose for resale of those shares, and the offer of additional shares by us, pursuant to this rights offering is to allow the holders of our common stock an opportunity to further invest in us and restore a portion, although not all, of their proportionate interest in our capital stock at the same price per share of Series AA preferred stock as was paid by the private investors. The investors in the private offering that are new investors in Knology have waived any right to participate in the rights offering.

How do you exercise your subscription rights?

Each holder who wishes to exercise the basic subscription privilege under its rights should properly complete and sign its subscription rights certificate. The holder should deliver the subscription rights certificate, together with payment of the subscription price for each share of Series AA preferred stock subscribed for, to the subscription agent before the expiration time. Each holder who further wishes to exercise the oversubscription privilege under its rights must also include payment of the subscription price for each share of Series AA preferred stock subscribed for under the oversubscription privilege. We will not pay any interest on subscription payments. We recommend that any holder of rights who uses the United States mail to effect delivery use insured, registered mail with return receipt requested.

Any stockholder who cannot deliver its subscription rights certificate to the subscription agent before the expiration time may use the procedures for guaranteed delivery described under the heading “The Rights Offering—Guaranteed Delivery Procedures.” We have provided more detailed instructions on how to exercise the rights under the heading “The Rights Offering” beginning with the section entitled “—Exercising Your Rights,” and in the subscription rights certificates themselves.

How may you pay your subscription price?

Your cash payment of the subscription price for Series AA preferred stock must be made by either:

•	certified check drawn upon a U.S. bank or postal, telegraphic or express money order payable to Wachovia Bank, N.A; or

•	wire transfer of immediately available funds to the account maintained by the subscription agent for such purpose at Wachovia Bank, N.A., ABA No. 053000219, Account No. 5000000016439 (marked Knology, Inc. subscription).

Your cash payment of the subscription price for rights will be deemed to have been received by the subscription agent only when the subscription agent receives your certified check drawn upon a U.S. bank or postal, telegraphic or express money order or wire transfer.

Stockholders holding shares through a nominee, broker or dealer should make their payments according to the method selected by their nominee, broker or dealer.

To whom should you send forms and payments?

You should send your subscription rights certificate and payment for Series AA preferred stock subscribed for and any other required documentation to Wachovia Bank, N.A., the subscription agent for the offering, as follows:

By Mail: Knology, Inc. c/o Wachovia Bank,, N.A. Security Processing Center P.O. Box 859208 Braintree, MA 02185-9208 1-800-829-8432	By Hand: Knology, Inc. c/o Wachovia Bank,, N.A. Security Processing Center 161 Bay State Drive Braintree, MA 02184 1-800-829-8432

By Overnight Courier:

Knology, Inc.

c/o Wachovia Bank,, N.A.

Security Processing Center

161 Bay State Drive

Braintree, MA 02184

1-800-829-8432

What should you do if you want to participate in the rights offering but your shares of common stock are held in the name of your broker or a custodian bank?

We will ask brokers, dealers and nominees holding shares of our common stock on behalf of other persons to notify these persons of the rights offering. Any beneficial owner wishing to exercise its rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner of common stock should complete and return to its broker, dealer or nominee the document entitled “Beneficial Owner Election Form.” This form will be available with the other subscription materials from brokers, dealers and nominees holding shares of our common stock on behalf of other persons.

Will you receive subscription materials by mail if your address is outside the United States?

No. We will not mail subscription rights certificates to any person with an address outside the United States because their exercise of rights may be prohibited by the laws of the country in which they live. Instead, the subscription agent will hold subscription rights certificates for the account of all foreign holders. To exercise those rights, each such holder must notify the subscription agent on or before 11:00 a.m., Eastern time, on October 14, 2005, five business days prior to the expiration date and establish to our satisfaction that it is permitted to exercise its rights under applicable law.

What commissions or fees apply if you exercise your subscription rights?

We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise your subscription rights. If you exercise rights through a record holder of your shares, that person may charge a fee for which you are responsible.

Are you required to exercise your subscription rights in this offering?

No. You are not required to exercise any subscription rights, purchase any securities, or take any other action in response to this rights offering. However, if you do not exercise your subscription rights and do not purchase any shares of Series AA preferred stock, your relative ownership and voting interest in us, assuming the conversion of the shares of Series AA preferred, may decline, perhaps significantly.

Are you required to exercise all the rights that you receive or may you exercise your rights in part?

You do not have to exercise all of the rights that you receive in order to exercise any of them. However, if you exercise any rights, you must exercise enough rights to buy at least one whole share of Series AA preferred stock. We will not issue fractional shares of Series AA preferred stock. Therefore, if you exercise rights that in the aggregate entitle you to a fraction of a share of Series AA preferred stock, the number of shares will be rounded to the nearest whole share and any excess purchase price paid will be refunded to you.

What will happen to the rights not exercised by stockholders?

All remaining unexercised rights at the end of the offering will expire, will no longer be exercisable, and the holders of any unexercised rights will not be entitled to any consideration.

Will your relative ownership remain the same if you exercise all of your rights?

If you exercise all of your rights and rights to purchase at least 1,080,000 shares of Series AA preferred stock are exercised by all holders of common stock, including you, your relative percentage ownership will remain the same. If you exercise all of your rights and rights to purchase less than 1,080,000 shares are exercised, your relative percentage ownership will increase slightly. If you exercise your oversubscription privilege and rights to purchase less than 1,080,000 shares are exercised, your relative percentage ownership will increase, potentially significantly.

What will happen to your relative percentage ownership if you do not exercise your rights?

If you elect not to exercise your subscription rights, your relative percentage ownership interest in us will decrease, perhaps significantly, depending on the number of rights that are exercised.

May you transfer, sell or give away your rights?

No. Rights may be exercised only by the person to whom they are granted and you may not transfer, sell or give them away.

After you exercise your subscription rights, can you revoke your purchase?

No. All exercises of rights are irrevocable even if we extend the offering.

When will you receive your new shares?

We will not be able to calculate the number of shares to be issued to each stockholder until after the third business day after the expiration time, which is the latest time by which subscription rights certificates may be received by the subscription agent under the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.” As a result, we will issue the shares of Series AA preferred stock for which subscriptions have been properly received as soon as practicable following the latest time by which subscription rights certificates may be received under the guaranteed delivery procedures.

Is exercising your subscription rights risky?

Yes. The exercise of your subscription rights involves substantial risks and you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

Has Knology or its board of directors made a recommendation regarding this offering?

No. Neither we nor our board of directors has made any recommendation whether stockholders should or should not exercise any rights and purchase any shares of Series AA preferred stock.

Have any stockholders indicated they will exercise their rights?

Several of our directors and officers who are also stockholders but who do not currently hold any shares of Series AA preferred stock, have individually advised us that they intend to participate in the rights offering. However, we cannot guarantee that they will exercise all or any part of their basic subscription privilege or their oversubscription privilege.

May stockholders in all states participate?

Although we intend to distribute the rights to all stockholders, we reserve the right in some states, to require stockholders, if they wish to participate, to state and agree that upon exercise of their respective rights that they are acquiring the shares for investment purposes only, and that they have no present intention to resell or transfer any securities acquired.

What are the federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights are intended to be nontaxable. However, you should seek specific tax advice from your personal tax advisor. This prospectus contains a summary of material tax considerations under the heading “Material United States Federal Income Tax Considerations”, but does not summarize tax consequences arising under state tax laws, non-U.S. tax laws or any tax laws relating to special tax circumstances or particular types of taxpayers.

What should I do if I have other questions?

If you have other questions, or need additional copies of offering documents or otherwise need assistance, please contact our information agent by telephone as follows:

Corporate Communications, Inc.

523 Third Avenue South

Nashville, TN 37210

(866) 254-6868

RISK FACTORS

This offering involves a high degree of risk. Before you exercise your subscription rights and buy our Series AA preferred stock, you should know that making such an investment involves risks, including the risks described below. You should carefully consider the following risk factors in addition to the remainder of this prospectus and all other information incorporated by reference before purchasing our Series AA preferred stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to this Offering

There is no minimum level of proceeds and we may not be able to repay as much debt as we currently anticipate.

This offering does not automatically terminate if we do not receive a minimum amount of proceeds. Instead, we will issue shares of our Series AA preferred stock to stockholders who exercise their subscription rights, regardless of the number of shares subscribed for. Our stockholders may not exercise all or any particular number of subscription rights, or that we will receive the level of proceeds we anticipate. As a result, we may not be able to repay as much debt as we currently anticipate.

There is no minimum level of participation by our stockholders required for the Series AA preferred stock to be issued.

It is possible that a large number of our stockholders may elect not to exercise their subscription rights, and this offering does not terminate if we do not receive a minimum amount of subscriptions or proceeds. In addition, there will be no information distributed or available to stockholders regarding levels of participation in this offering. In the event that only a small percentage of stockholders exercise their rights, the Series AA preferred stock will be owned only by that number of stockholders. If we seek additional capital through alternative financing arrangements, those stockholders who do participate in this offering may incur greater risk than if a higher proportion of stockholders chose to subscribe, and will not share the risks of ownership of the Series AA preferred stock with all stockholders. See “—Risks Related to Ownership of the Series AA Preferred Stock.”

We cannot predict the number of shares that will be available for purchase in the oversubscription or the number of stockholders that will participate in the oversubscription.

There is no way for us to predict the number of shares of Series AA preferred stock that will be available for you to purchase in the oversubscription. There is also no way for us to predict the number of stockholders who will participate in the oversubscription. There may be no shares available for purchase in the oversubscription, or you may be entitled to purchase a large number of shares in the oversubscription. If there are a large number of shares available for purchase in the oversubscription, and only a small number of stockholders elect to participate in the oversubscription, a large number of shares of our Series AA preferred stock may be owned by a relatively small number of shareholders. Such stockholders may be able to exercise influence over certain actions of the Company requiring stockholder approval, and may be able to cause the company to take actions that do not align with your interests as a stockholder. See “Risks Related to Relationships with Stockholder, Affiliates and Related Parties—A small number of stockholders control a significant portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.”

If you exercise your subscription rights, you may not revoke the exercise of your subscription rights, and you may be unable to sell shares you purchase at a profit, or at all.

The current market price of our common stock determined by averaging the closing price of our common stock on the Nasdaq National Market for the five trading days ending on September 15, 2005 was $2.13 per share.

At the current conversion price, which is reflective of the number of shares of capital stock currently outstanding, if you elect to exercise your subscription rights, you will have effectively paid $2.00 per share of common stock, or a discount of 6.2%. If the public trading market price of our common stock declines to less than $2.00 after you elect to exercise your subscription rights, you will have committed to buy shares of common stock above the prevailing market price and you will have an immediate unrealized loss. You may not be able to sell your shares of Series AA preferred stock at a price equal to or greater than the subscription price. Even if we extend the expiration of this offering, and the price of our common stock declines during such period, you may not revoke the exercise of your subscription rights.

The subscription rights are not transferable, and have no value prior to their exercise.

You may not sell or otherwise transfer your subscription rights. Therefore, there is no market or other means for you to immediately realize any value associated with the subscription rights. You must participate in the offering in order to realize any value with respect to your rights.

Your ability to sell shares of the Series AA preferred stock, or of common stock obtained upon the conversion of the Series AA preferred shares, may be delayed by the time required to deliver the stock certificates.

Until certificates representing shares of Series AA preferred stock or common stock are delivered, you may not be able to sell the shares of common stock that you receive upon conversion of the Series AA preferred stock that you purchase. Certificates representing shares of Series AA preferred stock will be delivered as soon as practicable after the expiration of this offering. Certificates representing shares of common stock will be delivered as soon as practicable after any conversion.

You must make an advance deposit of the full amount of the purchase price for all shares of the Series AA preferred stock, including those shares you wish to purchase in the oversubscription, and we will not pay interest on any funds remitted to us in exchange for the Series AA preferred stock.

We will hold any funds you remit to us in exchange for shares of Series AA preferred stock. If the rights offering is terminated by us, or if there are insufficient shares available in either the basic subscription or the oversubscription to fulfill your request, we will return the appropriate amount of your money to you. We will not pay interest on any funds returned to you.

Risks Related to Ownership of the Series AA Preferred Stock

The price of the Series AA preferred stock has not been determined by an investment bank and may not reflect the fair value of our common stock upon the completion of the offering.

The price of the Series AA preferred stock was determined after arm’s length negotiations between our board of directors and certain outside investors who purchased shares of Series AA preferred stock in a private offering, and does not necessarily bear any relationship to the value of our assets, operations, cash flow, earnings, financial condition or any other established criteria for value. The purchase price in this offering may not reflect the current market price for our shares of common stock upon completion of this offering, and you may not be able to sell your shares of Series AA preferred stock at a price that is greater than or equal to the purchase price. In addition, the conversion of the Series AA preferred stock into common stock may adversely affect the price of our common stock, and you may not be able to sell your common stock at a price that is equal to the conversion price. See “The Rights Offering—Determination of Subscription Price” and “Risks Related to Ownership of Our Common Stock—The rights offering may depress the market price of our common stock.”

The Series AA preferred stock will not be listed on any exchange, and a viable market for the Series AA shares may not develop, which could result in you being unable to sell your shares.

We do not intend to list the Series AA preferred shares on Nasdaq or any other exchange. Consequently, a market for the Series AA preferred shares may not develop, and you may not be able to sell your Series AA preferred shares at a profit, or at all. If a market for the Series AA preferred stock does develop, the preferred shares may trade at a price that is below the conversion price and the price you paid for the Series AA preferred stock.

We are not required to pay dividends on the Series AA preferred stock in cash, and current debt covenants prohibit payment of dividends in cash.

Debt covenants in our current debt financing arrangements prohibit us from paying cash dividends on any shares of our capital stock, including the Series AA preferred stock. Even if we enter into new financing arrangements that do not have similar covenants, we may not have sufficient funds on hand to pay cash dividends. If we do not enter into new financing arrangements, or if we do not have sufficient cash to make dividend payments, you will receive 8% dividends in the form of additional shares of Series AA preferred stock rather than cash. These additional shares will be subject to the same risks as the preferred shares that you purchase, including the risk that you may lose the value of your investment and the value of your dividends.

We may issue additional shares, which would change the conversion price of the Series AA preferred stock to an amount at which there is no anti-dilution protection.

The current conversion price of the Series AA preferred stock is $2.00 per share of common stock and the rate at which the Series AA preferred stock converts into common stock is determined by dividing the liquidation value of the Series AA preferred stock of $10.00 by the conversion price. Therefore, each share of Series AA preferred stock currently converts into five shares of common stock. If we issue additional shares of common stock or common stock equivalents at a purchase price of less than $2.00, the conversion price of the Series AA preferred stock automatically adjusts proportionally downward. However, any adjustment of the conversion price to an amount less than $1.70 per share requires the affirmative vote of our stockholders other than the holders of our Series AA preferred stock. There is no guarantee that we will be able to obtain stockholder approval necessary to further adjust the conversion price. As a result you may receive fewer shares of common stock upon conversion than you would if the conversion price was fully adjusted, and your ownership would be diluted. For example, if the Series AA preferred stock were converted into shares of common stock using a conversion price of $1.70 per common share, you would receive 5.8 shares of common stock for each share of Series AA preferred stock. However, even if we issue additional shares such that the conversion price of the Series AA preferred stock decreased to $1.50 per share, without stockholder approval, you would still receive only 5.8 shares of common stock for each share of Series AA preferred stock, rather than the 6.7 shares of common stock to which you would otherwise be entitled if we had obtained stockholder approval.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected.

Stockholders who desire to purchase shares of our Series AA preferred stock must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of this offering on October 21, 2005. We shall not be responsible if you broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date. The subscription agent may reject any improperly submitted subscription entirely, or honor it only to the extent of payment received, and neither we nor the subscription agent undertakes any obligation to contact you regarding an incomplete or incorrect subscription form or payment. We have full discretion to determine whether an exercise properly follows the applicable procedures.

Risks Related to Ownership of the Common Stock

If you do not exercise your rights, your relative ownership and voting interest will be diluted substantially.

If you choose not to exercise your rights in full, your relative ownership and voting interest in us may be decreased substantially. Stockholders who choose not to exercise their subscription rights will experience dilution of their voting interest in us immediately and of their economic interest in us upon the conversion of the Series AA preferred stock to common stock. For example, if you currently own 237,167 shares, or approximately 1% of the outstanding shares of our common stock, you choose not to exercise your subscription rights, and all 1,080,000 shares of the Series AA preferred stock offered by us are purchased by other stockholders, you would own 0.7% of the outstanding shares of our capital stock, on a diluted basis taking into account the conversion of each share of Series AA preferred stock into five shares of common stock. If we issue additional shares of stock, and you have not exercised your rights, your ownership will be diluted even further. See “Risks Related to Ownership of the Series AA Preferred Stock—We may issue additional shares, which would change the conversion price of the Series AA preferred stock to an amount at which there is no anti-dilution protection.”

In addition, because each share of Series AA preferred stock entitles the holder to five votes, as compared to one vote per share of common stock, if you do not exercise your rights in full, your voting power will be diluted substantially. If you do not exercise your subscription rights, those stockholders who do exercise their subscription rights will be entitled to purchase additional shares of Series AA preferred stock in the oversubscription. Stockholders who exercise their subscription rights and participate in the oversubscription will have increased relative voting power and may vote for actions that do not align with your interests.

If we issue more stock in future offerings, the percentage of our stock that our stockholders own will be diluted.

As of August 31, 2005, we had approximately 23,716,682 shares of common stock outstanding. We also had outstanding on that date options to purchase 3,156,286 shares of common stock as well as warrants to purchase 1,074,221 shares of common stock. Our authorized capital stock includes 200,000,000 shares of common stock and 199,000,000 shares of preferred stock, which our board of directors has the authority to issue without further stockholder action subject to the rights of the Series AA preferred stock. On May 26, 2005, we issued 920,000 shares of Series AA preferred stock to a group of new and existing investors. If you do not exercise your subscription rights in this offering, your percentage ownership will be diluted. Additionally, future stock issuances also could reduce the percentage ownership of our current stockholders.

The rights offering may depress the market price of our common stock.

As of August 31, 2005, there were 23,716,682 shares of our common stock issued and outstanding and 4,230,507 shares reserved for issuance upon exercise of outstanding options and warrants, plus 927,051 shares of Series AA preferred stock that are convertible into shares of common stock. If all subscription rights in this offering were exercised, we would issue 1,080,000 shares of Series AA preferred stock, for a total of 2,007,051, which are initially convertible into 10,035,255 shares of common stock. No one knows how many subscription rights in this offering will be exercised, but if a substantial number are, the sale of numerous shares in the months soon after the completion of the rights offering could adversely affect the prevailing market price of our common stock. This in turn may adversely affect the fair value of the common stock, and could impair our ability to raise capital through future offerings of our common stock.

The Series AA preferred stock has preferential rights senior to those of the common stock with respect to dividends and distributions upon liquidation. We may issue additional Series AA preferred shares, or another series of shares with similar preferences senior to the common stock.

Our board of directors has the authority to issue, without stockholder approval, shares of preferred stock with rights and preferences senior to the rights and preferences of the common stock. As a result our board of directors could issue additional shares of Series AA preferred stock, or shares of preferred stock with the right to receive dividends and the assets of the company upon liquidation prior to the holders of the common stock. The Series AA preferred stock subject to this rights offering has such rights, and the holders of the Series AA preferred stock have the right to receive our assets in a liquidation prior to the holders of our common stock. If you do not exercise your subscription rights, you will not have any of these preferential rights, and you may not be entitled to receive dividends or any of our assets in the event of liquidation.

The value of our stock could be hurt by substantial price fluctuations.

The value of our capital stock, including the Series AA preferred stock and the common stock, could be subject to sudden and material increases and decreases. The value of our stock could fluctuate in response to:

•	our quarterly operating results;

•	changes in our business;

•	changes in the market’s perception of our bundled services;

•	changes in the businesses or market perceptions of our competitors;

•	sudden sales of large amounts of any class of our capital stock; and

•	changes in general market or economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the value of securities of many companies. The changes often appear to occur without regard to specific operating performance. The value of our common stock could increase or decrease based on change of this type. These fluctuations could materially reduce the value of our stock. Fluctuations in the value of our stock will also affect the value of our outstanding warrants and options, which may adversely affect shareholders’ equity, net income or both.

Risks Related to Our Business

We have a history of net losses and may not be profitable in the future.

As of June 30, 2005, we had an accumulated deficit of $505.9 million. We expect to incur net losses for the next several years as our business matures. Our ability to generate profits and positive cash flow from operating activities will depend in large part on our ability to increase our revenues to offset the costs of operating our network and providing services. If we cannot achieve operating profitability or positive cash flow from operating activities, our business, financial condition and operating results will be adversely affected.

Our substantial indebtedness may adversely affect our cash flows, future financing and flexibility.

As of June 30, 2005, we had approximately $519.5 million of outstanding indebtedness, including accrued interest, and our stockholders’ equity was $54.8 million. We pay interest in cash on our credit facilities. We may incur additional indebtedness in the future. Our level of indebtedness could adversely affect our business in a number of ways, including:

•	we may have to dedicate a significant amount of our available funding and cash flow from operating activities to the payment of interest and the repayment of principal on outstanding indebtedness;

•	depending on the levels of our outstanding debt and the terms of our debt agreements, we may have trouble obtaining future financing for working capital, capital expenditures, general corporate and other purposes;

•	high levels of indebtedness may limit our flexibility in planning for or reacting to changes in our business; and

•	increases in our outstanding indebtedness and leverage will make us more vulnerable to adverse changes in general economic and industry conditions, as well as to competitive pressure.

We may not be able to make future principal and interest payments on our debt.

Our earnings were not sufficient to cover our fixed charges in each year of the seven-year period ended December 31, 2004 or during the six months ended June 30, 2005. We currently generate sufficient cash flow from operating activities to service our debt. However, our ability to make future principal and interest payments on our debt depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we cannot grow and generate sufficient cash flow from operating activities to service our debt payments, we may be required, among other things to:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our debt;

•	sell selected assets; or

•	reduce or delay planned capital expenditures.

These measures may not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all.

Restrictions on our business imposed by our debt agreements could limit our growth or activities.

Our first- and second-lien credit agreements place operating and financial restrictions on us and our subsidiaries. These restrictions affect, and any restrictions created by future financings, will affect our and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue mandatorily redeemable equity securities;

•	create liens on our assets;

•	make certain loans, investments and capital expenditures;

•	use the proceeds from any sale of assets;

•	make distributions on or redeem our stock;

•	consolidate, merge or transfer all or substantially all our assets;

•	enter into transactions with affiliates; and

•	utilize excess liquidity except for debt repayment.

In addition, our credit facilities require us to maintain specified financial ratios, such as a maximum leverage ratio, a maximum first-lien leverage ratio, and a minimum interest coverage ratio. These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our interest. If we violate any of these restrictions or any restrictions created by future financings, we could be in default under our agreements and be required to repay our debt immediately rather than at scheduled maturity.

The demand for our bundled broadband communications services may be lower than we expect.

The demand for video, voice and data services, either alone or as part of a bundle, cannot readily be determined. Our business could be adversely affected if demand for bundled broadband communications services is materially lower than we expect. If the markets for the services we offer, including voice and data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, our ability to generate revenue will suffer.

Competition from other providers of video services could adversely affect our results of operations.

To be successful, we will need to retain our existing video customers and attract video customers away from our competitors. Some of our competitors have advantages over us, such as long-standing customer relationships, larger networks, and greater experience, resources, marketing capabilities and name recognition. In addition, a continuing trend toward business combinations and alliances in the cable television area and in the telecommunications industry as a whole may create significant new competitors for us. In providing video service, we currently compete with Bright House Networks, or Bright House, Charter Communications Inc., or Charter, Comcast Corporation, or Comcast, Mediacom Communications Corporation, or Mediacom, and Time Warner Cable Inc., or Time Warner. We also compete with satellite television providers, including DirecTV, Inc., or DirecTV, and Echostar Communications Corporation, or Echostar. Legislation now allows satellite television providers to offer local broadcast television stations. This may reduce our current advantage over satellite television providers and our ability to attract and maintain customers.

The providers of video services in our markets have, from time to time, adopted promotional discounts. We expect these promotional discounts in our markets to continue into the foreseeable future and additional promotional discounts may be adopted. We may need to offer additional promotional discounts to be competitive, which could have an adverse impact on our revenues. In addition, incumbent local phone companies may market video services in their service areas to provide a bundle of services. BellSouth Corporation, or BellSouth, has entered into a strategic marketing alliance with DirecTV to jointly market voice and video services. If telephone service providers offer video services in our markets, it could increase our competition for our video and voice services and for our bundled services.

Competition from other providers of voice services could adversely affect our results of operations.

In providing local and long-distance telephone services, we compete with the incumbent local phone company in each of our markets. We are not the first provider of telephone services in most of our markets and we therefore must attract customers away from other telephone companies. BellSouth and Verizon are the primary incumbent local exchange carriers in our targeted region. They offer both local and long-distance services in our markets and are particularly strong competitors. We also compete with a number of providers of long-distance telephone services, such as AT&T Corp., or AT&T, Bellsouth, MCI, Inc., or MCI, Sprint Corporation, or Sprint, and Verizon. Our other competitors include competitive local exchange carriers, which are local phone companies other than the incumbent phone company that provide local telephone services and access to long-distance services over their own networks or over networks leased from other companies, and wireless telephone carriers. In the future, we may face other competitors, such as cable television service operators who have announced their intention to offer telephone services with Internet-based telephony. If cable operators offer voice services in our markets, it could increase competition for our bundled services.

Competition from other providers of data services could adversely affect our results of operations.

Providing data services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors have advantages over us, such as greater experience, resources, marketing capabilities and name recognition. In providing data services, we compete with:

•	traditional dial-up Internet service providers;

•	incumbent local exchange carriers that provide dial-up and digital subscriber line, or DSL, services;

•	providers of satellite-based Internet access services;

•	competitive local exchange carriers; and

•	cable television companies.

In addition, some providers of data services have reduced prices and engaged in aggressive promotional activities. We expect these price reductions and promotional activities to continue into the foreseeable future and additional price reductions may be adopted. We may need to lower our prices for data services to remain competitive.

Our programming costs are increasing, which could reduce our gross profit.

Programming has been our largest single operating expense and we expect this to continue. In recent years, the cable industry has experienced rapid increases in the cost of programming, particularly sports programming. Our relatively small base of subscribers limits our ability to negotiate lower programming costs. We expect these increases to continue, and we may not be able to pass our programming cost increases on to our customers. In addition, as we increase the channel capacity of our systems and add programming to our expanded basic and digital programming tiers, we may face additional market constraints on our ability to pass programming costs on to our customers. Any inability to pass programming cost increases on to our customers would have an adverse impact on our gross profit.

Programming exclusivity in favor of our competitors could adversely affect the demand for our video services.

We obtain our programming by entering into contracts or arrangements with programming suppliers. A programming supplier could enter into an exclusive arrangement with one of our video competitors that could create a competitive advantage for that competitor by restricting our access to this programming. If our ability to offer popular programming on our cable television systems is restricted by exclusive arrangements between our competitors and programming suppliers, the demand for our video services may be adversely affected and our cost to obtain programming may increase.

The rates we pay for pole attachments may increase significantly.

The rates we must pay utility companies for space on their utility poles is the subject of frequent disputes. If the rates we pay for pole attachments were to increase significantly or unexpectedly, it would cause our network to be more expensive to operate. It could also place us in a competitive disadvantage to video and telecommunications service providers who do not require, or who are less dependent upon, pole attachments, such as satellite providers and wireless voice service providers. See “Legislation and regulation—Federal Regulation—Regulation of Cable Services—Pole Attachments” for more information.

Loss of interconnection arrangements could impair our telephone service.

We rely on other companies to connect our local telephone customers with customers of other local telephone providers. We presently have access to BellSouth’s telephone network under a nine-state interconnection agreement, which expires in December 2007. We have access to Verizon’s telephone network in Florida under an interconnection agreement covering Florida, which expired in August 2005, although we are still operating under its terms. We are in negotiations with Verizon to extend the terms of our inter-connection agreement. If either interconnection agreement is not renewed, we will have to negotiate another interconnection agreement with the respective carrier. The renegotiated agreement could be on terms less favorable than our current terms.

It is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation, which could have a negative impact on our interconnection agreements with BellSouth and Verizon. It is also possible that further amendments to the Communications Act of 1934 may be enacted which could have a negative impact on our interconnection agreements with BellSouth and Verizon. The contractual arrangements for interconnection and access to unbundled network elements with incumbent carriers generally contain provisions for incorporation of changes in governing law. Thus, future FCC, state public service commission and/or court decisions may negatively impact the rates, terms and conditions of the interconnection services we have obtained and may seek to obtain under these agreements, which could adversely affect our business, financial condition or results of operations. Our ability to compete successfully in the provision of services will depend on the nature and timing of any such legislative changes, regulations and interpretations and whether they are favorable to us or to our competitors. See “Legislation and Regulation” for more information.

We could be hurt by future interpretation or implementation of regulations.

The current communications and cable legislation is complex and in many areas sets forth policy objectives to be implemented by regulation, at the federal, state, and local levels. It is generally expected that the Communications Act of 1934, as amended, the Telecommunications Act of 1996 and implementing regulations and decisions, as well as applicable state laws and regulations, will continue to undergo considerable interpretation and implementation. Regulations that enhance the ability of certain classes of our competitors, or interpretation of existing regulations to the same effect, would adversely affect our competitive position. It is also possible that further amendments to the Communications Act of 1934 and state statutes to which we or our competitors are subject may be enacted. Our ability to compete successfully will depend on the nature and timing of any such legislative changes, regulations, and interpretations and whether they are favorable to us or to our competitors. See “Legislation and Regulation” for more information.

We operate our network under franchises that are subject to non-renewal or termination.

Our network generally operates pursuant to franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Often, franchises are terminable if the franchisee fails to comply with material terms of the franchise order or the local franchise authority’s regulations. Although none of our existing franchise or license agreements have been terminated, and we have received no threat of such a termination, one or more local authorities may attempt to take such action. We may not prevail in any judicial or regulatory proceeding to resolve such a dispute.

Further, franchises generally have fixed terms and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either past performance or the prospective operating proposal to be inadequate. In a number of jurisdictions, local authorities have attempted to impose rights-of-way fees on providers that have been challenged as violating federal law. A number of FCC and judicial decisions have addressed the issues posed by the imposition of rights-of-way fees on competitive local exchange carriers and on video distributors. To date, the state of the law is uncertain and may remain so for some time. We may become subject to future obligations to pay local rights-of-way fees which are excessive or discriminatory.

The local franchising authorities can grant franchises to competitors who may build networks in our market areas. Local franchise authorities have the ability to impose regulatory constraints or requirements on our business, including constraints and requirements that could materially increase our expenses. In the past, local franchise authorities have imposed regulatory constraints, by local ordinance or as part of the process of granting or renewing a franchise, on the construction of our network. They have also imposed requirements on the level of customer service we provide, as well as other requirements. The local franchise authorities in our new markets may also impose regulatory constraints or requirements, which could increase our expenses in operating our business.

Substantially all of our voice traffic passes through one of our two switches located in West Point, Georgia and nearby Huguley, Alabama, and these switches may fail to operate.

Substantially all of our voice traffic passes through one of our two switches located in West Point, Georgia and nearby Huguley, Alabama. If one or both of our switches were to fail to operate, a portion or all of our customers would not be able to access our voice services, which likely would damage our relationship with our customers and could adversely affect our business.

We may encounter difficulties in implementing and developing new technologies.

We have invested in advanced technology platforms that support advanced communications services and multiple emerging interactive services, such as video-on-demand, subscriber video-on-demand, digital video recording, interactive television, IP Centrex services and passive optical network services. We have also invested in our new enterprise management system. However, existing and future technological implementations and developments may allow new competitors to emerge, reduce our network’s competitiveness or require expensive and time-consuming upgrades or additional equipment, which may also require the write-down of existing equipment. In addition, we may be required to select in advance one technology over another and may not choose the technology that is the most economic, efficient or attractive to customers. We may also encounter difficulties in implementing new technologies, products and services and may encounter disruptions in service as a result.

It may take us longer to increase connections than anticipated.

When we enter new markets or expand existing markets, we project the amount of revenue we will receive in such markets based in part on how quickly we are able to generate new connections. If we are not able to generate connections as quickly as anticipated, we will not be able to generate revenue in such markets as quickly as anticipated, which could adversely affect our growth, financial condition or results of operations.

Future acquisitions and joint ventures could strain our business and resources.

If we acquire existing companies or networks or enter into joint ventures, we may:

•	miscalculate the value of the acquired company or joint venture;

•	divert resources and management time;

•	experience difficulties in integrating the acquired business or joint venture with our operations;

•	experience relationship issues, such as with customers, employees and suppliers, as a result of changes in management;

•	incur additional liabilities or obligations as a result of the acquisition or joint venture; and

•	assume additional financial burdens or dilution in connection with the transaction.

Additionally, ongoing consolidation in our industry may be shrinking the number of attractive acquisition targets.

We depend on the services of key personnel to implement our strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified management personnel, we may be unable to implement our strategy.

Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain “key man” life insurance policies on, these or any other employees. The loss of members of our key management and certain other members of our operating personnel could adversely affect our business.

Our ability to manage our anticipated growth depends on our ability to identify, hire and retain additional qualified management personnel. While we are able to offer competitive compensation to prospective employees, we may still be unsuccessful in attracting and retaining personnel which could affect our ability to grow effectively and adversely affect our business.

Since our business is concentrated in specific geographic locations, our business could be hurt by a depressed economy and natural disasters in these areas.

We provide our services to areas in Alabama, Florida, Georgia, South Carolina and Tennessee, which are all in the southeastern United States, as well as California. A stagnant or depressed economy in the United States and the southeastern United States in particular could affect all of our markets, and adversely affect our business and results of operations.

Our success depends on the efficient and uninterrupted operation of our communications services. Our network is attached to poles and other structures in our service areas, and our ability to provide service depends on the availability of electric power. A tornado, hurricane, flood, mudslide or other natural catastrophe in one of these areas could damage our network, interrupt our service and harm our business in the affected area. In addition, many of our markets are close together, and a single natural catastrophe could damage our network in more than one market.

Risks Related to Relationships with Stockholders, Affiliates and Related Parties

A small number of stockholders control a significant portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

As of August 31, 2005, after giving effect to the conversion of all outstanding shares of Series AA preferred stock into shares of common stock, Silver Point Capital, or Silver Point, our largest stockholder, owned approximately 8.4% of our outstanding voting stock, private equity funds affiliated with Whitney & Co., LLC and The Blackstone Group L.P. owned approximately 5.6% and 4.3% of our outstanding voting stock, respectively, and approximately 7.6% of our outstanding voting stock was owned by Campbell B. Lanier, III, the chairman of our board of directors, and members of Mr. Lanier’s immediate family. As a result, these stockholders have significant voting power with respect to the ability to:

•	authorize additional shares of capital stock or otherwise amend our certificate of incorporation or bylaws;

•	elect our directors; or

•	effect a merger, sale of assets or other corporate transaction.

The extent of ownership by these stockholders may also discourage a potential acquirer from making an offer to acquire us. This could reduce the value of our stock.

Some of our major stockholders own stock in our competitors and may have conflicts of interest.

Some of our major stockholders, including Silver Point, Whitney, Blackstone and Mr. Lanier, own or in the future may own interests in companies that may compete with us. When the interest of one of our competitors differs from ours, these stockholders may support our competitor or take other actions that could adversely affect our interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this annual report that are not historical facts are “forward-looking statements.” Such forward-looking statements include those relating to:

•	our anticipated capital expenditures;

•	our anticipated sources of capital and other funding;

•	plans to develop future networks and upgrade facilities;

•	the market opportunity presented by markets we have targeted;

•	the current and future markets for our services and products;

•	the effects of regulatory changes on our business;

•	competitive and technological developments;

•	possible acquisitions, alliances or dispositions; and

•	projected revenues, liquidity, interest costs and income.

The words “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “could,” “plan” and similar expressions are intended to identify forward-looking statements. Wherever they occur in this annual report or in other statements attributable to us, forward-looking statements are necessarily estimates reflecting our best judgment. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed above. We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by law, we assume no responsibility for updating any forward-looking statements.

USE OF PROCEEDS

The net proceeds that we receive from this rights offering will depend upon the number of rights exercised. If all of the rights offered are exercised, we will receive gross cash proceeds of $10,800,000, and the selling stockholders will receive gross cash proceeds of $1,918,390. If all of the rights offered are exercised, after deduction of estimated expenses of approximately $300,000, which we will pay regardless of the amount of proceeds raised, we would have net cash proceeds of approximately $10,500,000. The selling stockholders will not pay any of the expenses of this offering. We cannot assure you that any of the rights will be exercised and that any shares of Series AA preferred stock will be sold.

We are required by the terms of our credit facilities to use any and all net proceeds from this offering to repay amounts outstanding under the first lien notes issued pursuant to our credit facilities. The first lien notes bear interest at an annual rate equal to a Eurodollar rate plus 5.5%, which as of June 30, 2005 was 8.84%, and mature on June 29, 2010. The proceeds from our credit facility were used to refinance our previously existing indebtedness.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005 on an actual basis.

As of June 30, 2005
(dollars in thousands)
Cash and cash equivalents	$6,610
Restricted cash	244,235

Debt:
Senior notes due 2009	237,096
Capital leases	2,353
First lien notes	185,000
Second lien notes	95,002
Revolver	0

Warrants	173

Total debt	$519,624

Convertible preferred stock	9,271

Stockholders’ equity:
Common stock, $.01 par value, 200,000,000 shares authorized of which 23,697,787 shares are issued and outstanding	237
Preferred stock, $.01 par value, 199,000,000 shares authorized, 3,000,000 shares designated as Series AA convertible preferred stock, of which 927,051 shares are issued and outstanding	0
Additional paid-in capital	560,311
Other comprehensive income	0
Accumulated deficit	(505,789)

Total stockholders’ equity	54,759

Total capitalization	$583,654

THE RIGHTS OFFERING

General

As soon as practicable after the date of this prospectus, we will distribute to each holder of our common stock at September 16, 2005, the record date for this rights offering, at no charge, one non-transferable subscription right for each share of our common stock owned by such holder as of such date. The rights will be issued in book-entry form and held in account at Wachovia Bank, N.A., our transfer agent, for your benefit.

Each right entitles the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, each right entitles the holder to purchase .0536 of a share of our Series AA preferred stock at a subscription price of $0.536 per subscription right, which corresponds to 10.00 per share of Series AA preferred stock. Each right also has an oversubscription privilege, as described below under the heading “Oversubscription Privilege.”

The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you are a record holder of our common stock. If you hold your shares of our common stock in a brokerage account or through a dealer or other nominee, please see the information included below under the heading “Beneficial Owners.”

Reasons for the Rights Offering

We recently sold 920,000 shares of our Series AA preferred stock at $10.00 per share for aggregate gross proceeds of approximately $9.2 million in a private offering to certain new and existing investors. Four of the existing investors, who are our directors or their affiliates, agreed to resell a portion of the shares of Series AA preferred stock they purchased to the existing holders of our common stock in a registered offering. The primary purpose for resale of those shares, and the offer of additional shares by us, pursuant to this rights offering is to allow the holders of our common stock an opportunity to further invest in us and restore a portion, although not all, of their proportionate interest in our capital stock at the same price per share of Series AA preferred stock as was paid by the private investors. The investors in the private offering that are new investors in Knology have waived any right to participate in the rights offering.

Determination of Subscription Price

The subscription price required to exercise a subscription right is $0.536. However, you must exercise enough rights to purchase at least one whole share of Series AA preferred stock, either pursuant to the basic subscription privilege alone or in combination with the exercise of the oversubscription privilege.

The $10.00 per share price in this rights offering is the same as the per share price paid by a group of new and existing investors for 920,000 of Series AA preferred stock in a private offering that was completed on May 26, 2005. In agreeing to that price, our board of directors considered, among other things, our financial performance, the recent market prices of our common stock, the general condition of the securities markets, our business plan, the volume of our shares that trade on a regular basis, and the attractiveness of the purchase price. Our board of directors determined that the subscription price in this offering should equal the per share price in the private offering.

Expiration Time

You may exercise the basic subscription privilege and the oversubscription privilege at any time before the expiration time, which is 5:00 p.m., Eastern time, on October 21, 2005, unless the rights offering is extended by us in our sole discretion. If you do not exercise your rights before the expiration time, your rights will expire and will cease to have any value. We will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise of subscription privileges after the expiration time, regardless of when you transmitted the documents, except if you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

We may extend the expiration time for any reason, and you will not be able to revoke your exercise of subscriptions.

Subscription Privileges

Your rights entitle you to a basic subscription privilege and an oversubscription privilege.

Basic Subscription Privilege

Under the basic subscription privilege, each right entitles the holder to purchase .0536 of a share of our Series AA preferred stock, upon delivery of the required documents and payment of the per share subscription price, prior to the expiration time. You are not required to exercise your basic subscription privilege, in full or in part. If the exercise of your basic subscription privilege would not entitle you to purchase at least one whole share of Series AA preferred stock, you much exercise your oversubscription privilege in order to participate in the rights offering. If you do not exercise your basic subscription privilege in full, you will not be entitled to exercise your oversubscription privilege.

Oversubscription Privilege

The oversubscription privilege entitles each holder of our common stock to purchase up to that number of shares of Series AA preferred stock, offered in the rights offering that are not purchased by other stockholders pursuant to their basic subscription privilege, upon delivery of the required documents and payment of the subscription price per share prior to the expiration time. You may exercise your oversubscription privilege only if you exercise your basic subscription privilege in full. If you wish to exercise your oversubscription privilege, you must specify the number of additional shares of Series AA preferred stock you wish to purchase, which may be up to the maximum number of shares offered in the rights offering, less the number of shares covered by your basic subscription privilege.

Pro Rata Allocation. If there are not enough shares to satisfy all subscriptions pursuant to the exercise of the oversubscription privilege, we will allocate the shares that are available for purchase under the oversubscription privilege pro rata among those stockholders who exercise their oversubscription privilege, subject to the restrictions described under “—Limitations Related to Stockholder Protection Rights Plan.” As used in this prospectus, “pro rata” means in proportion to the number of shares that you and the other stockholders have subscribed for pursuant to the exercise of the oversubscription privilege.

Full Exercise of Basic Subscription Privilege. You may exercise your oversubscription privilege only if you exercise, in full, your basic subscription privilege for all rights represented by a single subscription rights certificate. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity under a single subscription rights certificate. For example, if you were granted rights under one subscription rights certificate for shares of common stock you own individually and rights under a separate subscription rights certificate for shares of common stock you own jointly with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned rights in order to exercise your oversubscription privilege with respect to those rights. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual oversubscription privilege.

You must exercise your oversubscription privilege at the same time as you exercise your basic subscription privilege in full.

If you own your shares of common stock through your broker, dealer or other nominee holder and you wish for them to exercise your oversubscription privilege on your behalf, the nominee holder will be required to certify to the subscription agent:

•	the number of shares of common stock held on the record date on your behalf;

•	the number of rights you exercised under your basic subscription privilege;

•	that your entire basic subscription privilege held in the same capacity has been exercised in full; and

•	the number of shares of Series AA preferred stock you subscribed for pursuant to the oversubscription privilege.

Your nominee holder must also disclose to us certain other information received from you.

Return of Excess Payment. If you exercise your oversubscription privilege and are allocated less than all of the shares of Series AA preferred stock for which you subscribed, the subscription agent will return to you by mail or similarly prompt means, or as otherwise instructed by us, the funds you paid for those shares of Series AA preferred stock that are not allocated to you, without interest or deduction, as soon as practicable after the expiration of the guaranteed delivery period, or the expiration time.

Limitations Related to Stockholder Protection Rights Plan

Each share of Series AA preferred stock is convertible at any time at the option of the holder into shares of our common stock. Under our stockholder protection rights agreement, the purchase rights associated with our common stock become exercisable with certain exceptions ten business days after a stockholder beneficially acquires 18% or more of our common stock, including for the purposes of such calculation, the shares of common stock issuable upon conversion of this Series AA preferred stock and any other convertible security, option or warrant to purchase common stock held by the stockholder, but not including the shares of common stock issuable upon conversion of the Series AA preferred stock, other convertible security option or warrant held by any other stockholders. We will not issue shares of Series AA preferred stock to any stockholder upon the exercise of the basic subscription privilege or the oversubscription privilege if the issuance would result in the stockholder beneficially owning 17% or more of our common stock.

Exercising Your Rights

You may exercise your rights by delivering the following to the subscription agent before the expiration time:

•	your properly completed and executed subscription rights certificate evidencing the exercised rights with any required signature guarantees or other supplemental documentation; and

•	your payment in full of the subscription price for each share of Series AA preferred stock subscribed for pursuant to the basic subscription privilege and the oversubscription privilege.

Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment for Series AA preferred stock prior to the expiration time, you must deliver the subscription rights certificate within three business days after the date the notice of guaranteed delivery is received by the subscription agent using the guaranteed delivery procedures described below under the heading “—Guaranteed Delivery Procedures.”

Payment of Subscription Price

Your cash payment of the subscription price for rights must be made by either:

•	certified check drawn upon a U.S. bank or postal, telegraphic or express money order payable to Wachovia Bank, N.A.; or

•	wire transfer of immediately available funds to the account maintained by the subscription agent for such purpose at Wachovia Bank, N.A., ABA No. 053000219, Account No. 5000000016439 (marked Knology, Inc. subscription).

Your cash payment of the subscription price for rights will be deemed to have been received by the subscription agent only when the subscription agent receives your certified check drawn upon a U.S. bank or postal, telegraphic or express money order or wire transfer.

Stockholders holding shares through a nominee, broker or dealer should make their payments according to the method selected with their nominee, broker or dealer.

The subscription agent will hold your payment of the subscription price rights in a segregated account with other payments received from holders until we issue to you your shares of Series AA preferred stock or return your overpayment, if any. We will retain any interest earned on any cash funds held by the subscription agent in connection with the rights offering prior to the consummation of the rights offering or the return of such funds, if required, pursuant to this prospectus.

No Fractional Shares

We will not issue fractional shares of Series AA preferred stock. If the exercise of your basic or oversubscription privilege would entitle you to a fraction of a share of Series AA preferred stock, the amount of such fraction multiplied by $10.00 will be returned to you, without interest.

Calculation of Rights Exercised

If you do not indicate the number of shares being purchased for rights you receive, or do not forward full payment of the aggregate subscription price for the number of shares that you indicate are being purchased, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of whole shares that may be purchased for the aggregate subscription price payment received by the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your basic subscription and no direction is given as to the excess, you will be deemed to have exercised the oversubscription privilege to purchase the maximum number of whole shares available to you pursuant to your oversubscription privilege that may be purchased with your overpayment. If your full subscription price payment is not applied to your purchase of shares of Series AA preferred stock, the subscription agent will return to you by mail or similarly prompt means, or as otherwise instructed by us, the excess amount without interest or deduction as soon as practicable after the expiration of the guaranteed delivery period.

Instructions for Completing the Subscription Rights Certificates

You should read and follow the instructions accompanying the subscription rights certificate carefully. If you want to exercise your rights, you must send your completed subscription rights certificate, any necessary accompanying documents and payment of the subscription price to the subscription agent.

You bear all risk for the method of delivery of subscription rights certificate, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the subscription rights certificate and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery and clearance of cash payment prior to the expiration time.

Signature Guarantee May be Required

Your signature on the subscription rights certificate must be guaranteed by an eligible institution (such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States), subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate is registered in your name; or

•	you are an eligible institution.

Delivery of Subscription Materials and Payment

You should deliver your subscription rights certificate and payment for Series AA preferred stock subscribed for, as well as any nominee holder certifications, notices of guaranteed delivery, Depository Trust Company participant oversubscription forms and any other required documentation to the subscription agent, Wachovia Bank, N.A. as follows:

By Mail:	By Hand:

Knology, Inc. c/o Wachovia Bank, N.A. Security Processing Center P.O. Box 859208 Braintree, MA 02185-9208 1-800-829-8432	Knology, Inc. c/o Wachovia Bank, N.A. Security Processing Center 161 Bay State Drive Braintree, MA 02184 1-800-829-8432

By Overnight Courier:

Knology, Inc.

c/o Wachovia Bank,, N.A.

Security Processing Center

161 Bay State Drive

Braintree, MA 02184

1-800-829-8432

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your rights to the subscription agent before the expiration time, you may exercise your rights by the following guaranteed delivery procedures:

•	provide your payment in full of the subscription price for each share of Series AA preferred stock being subscribed for pursuant to the basic subscription privilege and the oversubscription privilege to the subscription agent before the expiration time;

•	deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and

•	deliver the properly completed subscription rights certificate evidencing the rights being exercised (and, if applicable for a nominee holder, the related nominee holder certification), with any required signatures guaranteed, to the subscription agent, within three business days following the date the notice of guaranteed delivery was received by the subscription agent.

Your notice of guaranteed delivery must be substantially completed in the proper form and must come from an eligible institution which is a member of, or a participant in, a signature guarantee program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

•	your name;

•	the number of rights represented by your subscription rights certificate, the number of shares of Series AA preferred stock you are subscribing for pursuant to the basic subscription privilege, and the number of shares of Series AA preferred stock, if any, you are subscribing for pursuant to the oversubscription privilege; and

•	your guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the rights you are exercising within three business days following the date the subscription agent receives your notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the subscription rights certificate at the addresses set forth under “—Delivery of Subscription Materials and Payment” above.

Eligible institutions may also transmit the notice of guaranteed delivery to the subscription agent by facsimile transmission to (781) 380-3388; Attention: Security Processing Center. To confirm facsimile deliveries, you may call (781) 843-1833 ext. 200.

The information agent will send you additional copies of the form of notice of guaranteed delivery if you need them. Please call the information agent at (866) 254-6868.

Notice to Nominees

If you are a broker, a dealer, a trustee or a depositary for securities who holds shares of our common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of those shares of the issuance of the rights as soon as possible to find out the beneficial owners’ intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and, in the case of the oversubscription privilege, the related nominee holder certification, and submit them to the subscription agent with the proper payment. A nominee holder that holds shares of common stock for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of common stock on the record date, so long as the nominee submits the appropriate subscription rights certificates and certifications and proper payment to the subscription agent.

If you hold shares of common stock as a nominee holder for beneficial owners whose address is outside the United States, see “—Foreign Stockholders.”

Beneficial Owners

If you are a beneficial owner of shares of our common stock or rights that you hold through a nominee holder, your broker, dealer or other nominee will notify you of this rights offering as set forth above under “Notice to Nominees.” If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials.

If you are outside the United States, see “—Foreign Stockholders.”

Procedures for DTC Participants

We expect that your exercise of your basic subscription privilege with respect to rights may be made through the facilities of DTC. If you exercise your basic subscription privilege with respect to rights through DTC we refer to your rights as “DTC exercised rights.” If you hold DTC exercised rights, you may exercise your oversubscription privilege by properly executing and delivering to the subscription agent, at or prior to the expiration time, a DTC participant oversubscription exercise form and a nominee holder certification and making payment of the subscription price for the number of shares of Series AA preferred stock for which your oversubscription privilege is to be exercised. Please call our information agent at (866) 254-6868 to obtain copies of the DTC participant oversubscription exercise form and the nominee holder certification.

Determinations Regarding the Exercise of Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.

We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of Series AA preferred stock pursuant to your exercise could be deemed unlawful or materially burdensome. See “—Regulatory Limitation” and “—Compliance with Regulations Pertaining to the Rights Offering” below.

No Revocation of Exercised Rights

Once you have exercised your basic subscription privilege and, if you so choose, your oversubscription privilege, you may not revoke your exercise. Even if we extend the expiration time, you may not revoke your exercise.

Subscription Agent

We have appointed Wachovia Bank, N.A. as subscription agent for the rights offering. We will pay its fees and expenses related to the rights offering and have agreed to indemnify it from liabilities it may incur in connection with the rights offering.

No Recommendations to Stockholders

Neither we nor our board of directors has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for shares of our Series AA preferred stock or simply take no action with respect to your rights, based upon your own assessment of your best interests.

Termination

There are no conditions to the consummation of the rights offering. However, we may terminate the rights offering for any reason at any time before the expiration time. If we terminate the rights offering, we will promptly return all subscription payments. We will not be obligated to issue shares to stockholders that have exercised their right prior to the termination of the rights offering. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Foreign Stockholders

We will not mail subscription rights certificates to stockholders on the record date whose addresses are outside the United States because their exercise of rights may be prohibited by the laws of the country in which they live. Instead, we will have the subscription agent hold the subscription rights certificates for those holders’ accounts. To exercise their rights, foreign holders must notify the subscription agent before 11:00 a.m., on October 14, 2005, five business days prior to the expiration time and must establish to our satisfaction that such exercise is permitted under applicable law. If a foreign holder does not establish to our satisfaction that such exercise is permitted under applicable law, and notify, and provide acceptable instructions to the subscription agent, we will not accept such subscription. If you live outside of the United States, you should consult with your legal advisor about the particular laws of the country in which you live.

If you hold shares of our common stock through a broker, a dealer, a trustee or a depository within the United States as a nominee holder and you are outside the United States, neither you nor your nominee may attempt to exercise any rights unless you have provided evidence satisfactory to us, such as a legal opinion from local counsel, that it is not unlawful for you to receive and exercise rights without any requirement being imposed on us to be registered or licensed.

Regulatory Limitation

We will not be required to issue to you shares of our Series AA preferred stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the expiration time, you have not obtained such clearance or approval.

Issuance or Transfer of Series AA Preferred Stock

Unless we earlier terminate the rights offering, the subscription agent will issue the shares of our Series AA preferred stock, or transfer the shares of Series AA preferred stock to be sold by the selling stockholders, purchased in the rights offering as soon as practicable following the latest time by which subscription rights certificates may be received under the guaranteed delivery procedures. Each subscribing holder’s new shares will be issued in the same form, certificated or book-entry, as the common stock held by that holder.

Your payment of the aggregate subscription price for Series AA preferred stock will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your shares of Series AA preferred stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of our company with respect to the subscribed for shares of our Series AA preferred stock until the certificates representing such shares are issued to you or the shares are deposited in the book-entry account held on your behalf. Upon our issuance of the certificates or the deposit of the shares in the applicable book-entry account, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the subscription rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.

We will not issue any fractional shares of Series AA preferred stock. You may only exercise your rights to purchase whole shares.

Shares of Series AA Preferred Stock and Common Stock Outstanding

We currently have 927,051 shares of Series AA preferred stock issued and outstanding at the date of this prospectus. We will issue an additional 18,686 shares on September 30, 2005 in payment of the dividends that have accrued on the outstanding shares of Series AA preferred stock since June 30, 2005. Immediately prior to the completion of this offering, we will issue a number of shares of Series AA preferred stock in payment of the dividends that have accrued on the outstanding shares of Series AA preferred stock since September 30, 2005. If we complete the rights offering on October 21, 2005, we will issue approximately 4,352 dividend shares. We will distribute to the holders of our common stock subscription rights to purchase an aggregate of 1,271,839 shares of Series AA preferred stock, of which 1,080,000 shares will be newly issued by Knology and 191,839 shares will be resold by the selling stockholders. If all subscription rights are exercised and the rights offering is completed on October 21, 2005, we will have approximately 2,030,089 shares of Series AA preferred stock outstanding. We have authorized 3,000,000 shares of Series AA preferred stock.

We also have outstanding, as of August 31, 2005, 23,716,682 shares of common stock and options and warrants to purchase 4,230,507 shares of common stock.

Participation by Officers and Directors

Several of our directors and officers, who are stockholders but who do not currently own any shares of Series AA preferred stock have individually advised us that they intend to participate in this offering. However, we cannot guarantee that they will exercise all or any part of their basic subscription privilege or their oversubscription privilege.

Compliance with Regulations Pertaining to the Rights Offering

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our Series AA preferred stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is subject to the provisions of our amended and restated certificate of incorporation, the certificate of designations defining the rights, preferences privileges of our Series AA preferred stock, our bylaws, our stockholder protection rights agreement and the provisions of applicable law.

Authorized and Outstanding Capital Stock

As of the date of this prospectus, we have authorized 200,000,000 shares of common stock, 25,000,000 shares of non-voting common stock and 199,000,000 shares of preferred stock. Of the authorized shares of preferred stock, 3,000,000 shares are designated as Series AA convertible preferred stock. Approximately 23,716,682 shares of common stock, no shares of non-voting common stock and 927,051 shares of Series AA convertible preferred stock are outstanding as of the date of this prospectus.

Common Stock

Voting rights. Each holder of common stock is entitled to attend all special and annual meetings of the stockholders of our company and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing properly considered and acted upon by the stockholders. Holders of common stock are entitled to one vote per share.

Liquidation rights. In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of common stock are entitled to participate with the holders of our non-voting common stock ratably on a per-share basis in all distributions to the holders of common stock and non-voting common stock.

Dividends. Dividends and distributions may be paid on the common stock in cash, property or securities, and the holders of our common stock are entitled to participate with the holders of our non-voting common stock ratably on a per-share basis in such dividends and distributions.

Redemption. All outstanding shares of our common stock are subject to redemption if our board of directors determines such action should be taken to prevent the loss or secure the reinstatement of a license or franchise held by us or any of our subsidiaries and used to conduct our business.

Transfer agent. The transfer agent for our shares of common stock is Wachovia Bank, N.A.

Non-voting common stock. Other than voting rights, our authorized non-voting common stock has all of the rights, preferences and privileges as our common stock. We do not plan to issue any shares of non-voting common stock in the future.

Preferred Stock

Series AA Convertible Preferred Stock

Voting Rights. The holders of shares of Series AA preferred stock are entitled to attend all special and annual meetings of stockholders and, together with the holders of all other classes of stock entitled to attend and vote at stockholder meetings, to vote on any matter or thing properly considered and acted upon by the holders of our common stock, other than approval of an adjustment to the Series AA conversion price to an amount below $1.70, as discussed below. Except as otherwise required by Delaware law, holders of Series AA preferred stock vote together with the holders of our common stock. Each holder of Series AA preferred will have the right to cast five votes for each share of Series AA preferred stock held by such holder (as adjusted for stock splits and dividends and other similar changes affecting the common stock). In addition, the holders of Series AA preferred stock, voting as a separate class, have the right to approve any amendment, modification or waiver of the terms of the Series A preferred stock.

In addition, the approval of the holders of a majority of the outstanding shares of Series AA preferred stock, plus the approval of the holders of a majority of the shares of Series AA preferred stock held by the investors who purchased shares pursuant to a purchase agreement on May 26, 2005 and who continue to hold at least one-third of the shares of Series AA preferred stock purchased on May 26, 2005 less any shares sold pursuant to this rights offering, shall be required in connection with any amendment, modification or waiver of any provision of the certificate of incorporation or bylaws that alters the terms of the Series AA preferred stock or that otherwise materially and adversely affects any right, preference, privilege or voting power of the Series AA preferred stock. Further, the approval of the holders of a majority of the outstanding shares of Series AA preferred stock and any other class or series of equity securities that has the right to vote on such matter and that is similarly adversely affect as the Series AA preferred stock, is required for (1) the authorization or issuance of any additional shares of Series AA preferred stock or any other parity stock (with limited exceptions), or (2) the redemptions of any shares of common stock or other junior securities (with limited exceptions).

Liquidation rights. In the event of any dissolution, liquidation or winding up of Knology, whether voluntary or involuntary, the holders of shares of Series AA preferred stock are entitled to receive, out of our assets legally available for distribution to stockholders, a liquidation value equal to $10.00 plus all accrued but unpaid dividends through the date of liquidation. This distribution must be paid prior to any distribution with respect to the common stock. If the remaining distributable assets are insufficient to pay cash in an amount equal to the full Series AA preferred stock liquidation value, then such assets or the proceeds of such assets must be distributed among the holders of the Series AA preferred stock ratably on a per share basis.

Redemption. Knology shall have the right to redeem the outstanding Series AA preferred stock in whole or in part on one or more dates fixed by Knology occurring on or after December 31, 2011 at a redemption price equal to then-current Series AA liquidation value, which is currently $10.00. In the event that less than all outstanding shares of Series AA preferred stock are to be redeemed, such shares shall be redeemed from all holders of Series AA preferred stock on a pro rata basis. The holders of the shares of Series AA preferred stock called for redemption shall have the right to convert their shares into common stock at any time prior to the close of business on the redemption date.

In addition, Knology is required to offer to redeem all of the outstanding shares of Series AA preferred stock on the earlier of December 31, 2011 or a “change of control” of Knology, as such term is defined in the certificate of designations for the Series AA preferred stock.

Dividends. Dividends will accrue on the Series AA preferred stock at a rate of 8% per annum and are payable in cash or in-kind, as determined by our board of directors. Dividends paid in kind may be paid pursuant to the issuance of additional shares of Series AA preferred or pursuant to an increase in the liquidation value of the Series AA preferred. So long as any shares of Series AA preferred stock are outstanding, no dividends or distributions may be declared with respect to any security ranking junior to the Series AA preferred stock in the event of a liquidation of Knology, including our common stock. Further, holders of Series AA preferred stock shall have the right to participate, prior to and in preference of holders of common stock, in dividends and distributions declared with respect to the common stock on an as-converted basis.

Conversion into common stock. Each share of Series AA preferred stock is convertible at any time at the option of the holder into the number of shares of common stock determined by dividing the then-current Series AA preferred liquidation value by the Series AA conversion price, which currently is $2.00. The conversion price is subject to adjustment in the event of any future stock splits, stock combinations, stock dividends or similar transactions affecting the Series AA preferred stock and issuance of common stock and common stock equivalents at a price equal to less than $2.00 per share, but the conversion price cannot be adjusted below $1.70 per share without the approval of a majority of the total votes cast by holders of our common stock. The shares of Series AA preferred stock will be automatically converted into shares of common stock at the conversion rate then in effect upon the earlier of (1) the date on which the volume weighted average sales price of our common stock has exceeded $8.00 per share for 20 consecutive trading days, and (2) the election of the holders of a majority of the outstanding Series AA preferred stock, including a majority of the shares held by those stockholders that purchased shares of Series AA preferred stock pursuant to a purchase agreement dated May 26, 2005, so long as such holders own at least one-third of the shares of Series AA preferred stock purchased on May 26, 2005.

Undesignated Preferred Stock

Our board of directors is authorized to issue, from time to time and without further stockholder action, except as required by applicable law, one or more series of preferred stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights, conversion privileges and other rights. The issuance of additional preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. Preferred stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of common stock and existing series of preferred stock, and could discourage attempts to obtain control of us.

Board Rights

Under our stockholders agreement, J. H. Whitney IV, L.P., a venture fund associated with Whitney & Co., LLC, has the right to nominate one director to serve on our board so long as they maintain ownership of at least of 5.0% of our common stock on a fully diluted basis. We and the other parties to our stockholders agreement have agreed to take all action within our power to cause Whitney’s designee to be elected to our board of directors.

Certain Charter and Statutory Provisions

Certain provisions of the Delaware General Corporation Law, our certificate of incorporation, our bylaws and our stock option plans may have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt. This may be true even in circumstances where a takeover attempt might result in payment of a premium over market price for shares held by stockholders.

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. A business combination includes mergers, asset sales and other transactions that may result in a financial benefit to stockholders. A person will be deemed an interested stockholder triggering this protection if the person together with any affiliates or associates of such person beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock.

There are three exceptions to these provisions. First, if our board of directors gives prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, then the restrictions do not apply. Second, the restrictions will not apply if, upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock. Finally, the restrictions will not apply if, at the time of or following the consummation of the transaction in which the stockholder became an interested stockholder, our board of directors approves the business combination and stockholders holding at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder authorize the business combination.

We may issue additional shares of preferred stock. Under certain circumstances, the issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our stock without further action by the stockholders. Preferred stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of common stock and existing series of preferred stock, and could discourage attempts to obtain control of us.

The provisions of our certificate of incorporation and our bylaws may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. For example, our board is divided into three classes which serve staggered three-year terms. Additionally, our stockholders must comply with the notice provisions in our bylaws and may not call special meetings. Certain of these provisions may, however, discourage our future acquisition in a transaction not approved by our board of directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for our common stock at a premium, as well as create a depressive effect on the market price of our common stock.

Our Stockholder Protection Rights Agreement

Under the terms of a shareholder protection rights agreement between us and Wachovia Bank, N.A., as the rights agent, each share of our common stock includes the right to purchase one one-hundredth (1/100th) of a share of our Series X preferred stock, which we refer to as a “unit” of our Series X preferred stock at the exercise price of $16.00 per unit. These rights do not become exercisable or separately transferable until the “separation time,” which is the close of business on the earlier of:

(1)	ten business days (unless otherwise changed by our board of directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 18% or more of the then-outstanding shares of our common stock; or

(2)	the “flip-in date,” which is the date that is ten business days (unless otherwise changed by our board of directors) following our public announcement that a person or group of affiliated or associated persons (an “acquiring person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 18% or more of the then-outstanding shares of our common stock.

Following the separation time, holders of the rights (except for holders of our common stock who are acquiring persons, whose rights will automatically become void) will be entitled to purchase from us one unit at the exercise price. The exercise price is subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of our common stock outstanding at the time of such event. If, prior to the separation time, we distribute securities or assets in exchange for common stock (other than regular cash dividends or a dividend paid solely in common stock) whether by dividend, reclassification, or otherwise, our board of directors may make such adjustments in the exercise price, number of rights and otherwise as it deems appropriate.

These rights will expire upon the earlier to occur of:

(1)	our board of directors, after a flip-in date but before the acquiring person becomes the beneficial owner of more than 50% of the then outstanding shares of our common stock, elects to exchange all the rights for shares of our common stock at a ratio of one share of common stock per right;

(2)	our board of directors, at any time prior to the close of business on the flip-in date, elects to redeem all of the then outstanding rights at a price of $0.01 per right, payable in cash, shares of our common stock or other securities issued by us;

(3)	the time that we merge into another corporation pursuant to an agreement entered into prior to the flip-in date; or

(4)	July 27, 2015.

At a flip-in date, each right owned by a person or group of persons acquiring beneficial ownership of 18% or more of our outstanding common stock will automatically become void. Subject to our board of directors’ option to exchange the rights, which is discussed below, each other right will automatically become a right to buy, for the exercise price, that number of shares of our common stock having a market price equal to twice the exercise price.

If any person or group of persons acquires beneficial ownership of 18% or more, but less than 23%, of our outstanding common stock, without any plan or intention to seek or effect control of us, that acquisition will not be a flip-in date if the acquiring person or group of persons promptly enters into an irrevocable commitment to divest, and then promptly divests, sufficient shares of our common stock so that their 18% or greater beneficial ownership ceases. In addition, if a person or group of persons becomes the beneficial owner of 18% or more of our outstanding common stock as a result of certain transactions that we enter into, that acquisition will not be a flip-in date.

After a flip-in date, if an acquiring person controls our board of directors or is the beneficial owner of 90% or more of our outstanding common stock, then we may not enter into an agreement with respect to, consummate or permit to occur any (1) consolidation, merger or share exchange if the acquiring person (or an affiliate or associate of the acquiring person) is a party to the transaction or the terms of the transaction are not the same for the acquiring person as for the other holders of common stock or (2) sale or transfer of a majority of our assets, unless, in either case, we enter into an agreement for the benefit of the holders of the rights providing that upon consummation of such transaction each right shall constitute the right to purchase stock in the acquiring entity having a value equal to twice the exercise price.

At any time after a flip-in date, but before the acquiring person becomes the beneficial owner of more than 50% of the then-outstanding shares of our common stock, our board of directors may elect to exchange all the rights for shares of our common stock at a ratio, which is subject to adjustment, of one share of common stock per right. At any time prior to a flip-in date, our board of directors may opt to redeem the rights at a price of $0.01 per right, payable in cash, shares of our common stock or other securities issued by us. In either event, the rights will terminate.

We may agree with Wachovia Bank, as rights agent, to amend the stockholder protection rights agreement in any respect prior to a flip-in date. After a flip-in date, we may not amend the agreement in any way that would not materially adversely affect the interests of the holders of rights generally.

Until a right is exercised, the holder of the right will have no rights as a stockholder, including but not limited to the right to vote or receive dividends.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following general discussion summarizes the material U.S. federal income tax consequences to stockholders relating to this rights offering. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (including proposed treasury regulations) issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. This summary does not discuss all aspects of federal income taxation that may be relevant to particular stockholders in light of their personal investment circumstances.

This summary does not address to stockholders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, regulated investment companies, insurance companies, tax exempt entities, persons who hold the notes in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or stockholders whose “functional currency” is not the U.S. dollar, and brokers and dealers in securities or currencies. This discussion is limited to those stockholders who are U.S. Holders (as described below) and who have held their common stock as a capital asset within the meaning of the Code.

This summary also does not discuss:

•	the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a stockholder;

•	the U.S. federal estate and gift or alternative minimum tax consequences of the rights offering to a stockholder; or

•	any state, local or foreign tax consequences of the rights offering.

A U.S. Holder is a beneficial owner of our notes and is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	estates, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership is a stockholder, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that is a stockholder, you should consult your own tax advisor.

We will not obtain an opinion from legal counsel concerning the tax consequences of the rights offering. We will not seek a ruling from the Internal Revenue Service (IRS) with respect to the rights offering. The IRS could take positions concerning the tax consequences of the rights offering that are different from those described in this discussion, and, if litigated, a court could sustain any such positions taken by the IRS.

HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE SPECIFIC TAX CONSEQUENCES ASSOCIATED WITH THE RIGHTS OFFERING, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAX LAWS AS WELL AS CHANGES IN APPLICABLE TAX LAWS.

Basis and Holding Period of Rights

If, in accordance with Section 307 of the Code, the fair market value of the rights which we distribute to a U.S. holder is less than 15% of the fair market value of such U.S. holder’s shares of our common stock with respect to which such rights were distributed, such U.S. holder’s basis in the rights distributed generally will be zero. A U.S. holder may elect, however, to allocate its basis in our common stock between such common stock and the rights received in proportion to the fair market value of such common stock and such rights. This election may be made pursuant to Section 307 of the Code and the Treasury Regulations thereunder and will be irrevocable once made.

If the fair market value of the rights which we distribute to a U.S. holder is 15% or more of the fair market value of such U.S. holder’s shares of our common stock with respect to which such rights were distributed, such U.S. holder will be required to allocate its basis between such common stock and such rights in proportion to their relative fair market values.

In either case, a U.S. holder’s holding period for the rights that we distribute to such U.S. holder will include the holding period of such U.S. holder’s shares of our common stock with respect to which such rights were distributed.

Exercise of Rights; Basis and Holding Period of Acquired Shares; Sale, Exchange or Other Disposition of Acquired Shares

A U.S. holder will not recognize gain or loss upon the exercise of the rights. A U.S. holder’s basis in our Series AA preferred stock acquired through exercise of the rights generally will equal the sum of (i) the subscription price paid by such U.S. holder to acquire such Series AA preferred stock and (ii) such U.S. holder’s basis in the rights exercised. A U.S. holder’s holding period in shares of our Series AA preferred stock acquired will begin on the day such U.S. holder exercises the rights.

Upon the sale, exchange or other disposition of our Series AA preferred stock acquired upon the exercise of rights, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized and such U.S. holder’s basis in such Series AA preferred stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if a U.S. holder’s holding period exceeds one year at the time of the sale, exchange or other disposition. Long-term capital gains of certain non-corporate taxpayers generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Expiration of Rights

If a U.S. holder receives rights pursuant to the rights offering and allows the rights to expire unexercised, then such U.S. holder will not be permitted to recognize a taxable loss. In addition, such U.S. holder’s basis in its shares of our common stock will not be affected by this rights offering and a decision to allow rights to expire.

Termination of Rights Offering

If a U.S. holder receives rights pursuant to the rights offering and retains such rights, then, if we subsequently terminate the rights offering: (i) such U.S. holder will not recognize income, gain or loss as a result of the distribution, ownership or termination of the rights; and (ii) such U.S. holder’s basis in its shares of our common stock with respect to which the rights were distributed will not be affected by the rights offering.

Backup Withholding

A U.S. holder that sells, exchanges or otherwise disposes of shares of our Series AA preferred stock acquired upon the exercise of rights may be subject to backup withholding on the proceeds received at a rate of 28%, unless such U.S. holder:

•	is a corporation or other exempt recipient and, when required, establishes this exemption; or

•	provides a correct taxpayer identification number, certifies that it is not currently subject to backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will generally be creditable against the United States federal income tax liability of a U.S. holder if appropriate information is provided to the IRS. If a U.S. holder does not provide the appropriate party with the correct taxpayer identification number or any other proper document or certification required by the IRS (generally a Form W-9 in the case of a U.S. holder), such U.S. holder may be subject to penalties imposed by the IRS

SELLING STOCKHOLDERS

The selling stockholders are parties to an agreement with Knology, pursuant to which they have granted to us the right to repurchase up to 191,839 shares Series AA preferred stock, at a price of $10.00 per share, from the selling stockholders, including any of their non-sale transferees, pledges or donees or successors. The selling stockholders acquired these shares from us on May 26, 2005 at a price of $10.00 per share.

As part of this rights offering, we are distributing on a pro rata basis the right to acquire shares from the selling stockholders, under the same terms that the selling stockholders agreed to with us, to the holders of our common stock as of September 16, 2005, the record date. The selling stockholders have agreed that none of the shares offered by the selling stockholders will be sold unless and until all of the shares offered by Knology in the rights offering have been sold.

The following table sets forth information as of August 31, 2005, with respect to the selling stockholders and the shares of Series AA preferred stock beneficially owned by each selling stockholder that are offered pursuant to this prospectus.

The selling stockholders might not sell any or all of the shares of Series AA preferred stock offered by this prospectus. Because the number of shares sold depends upon the number of shares subscribed for by our stockholders, we cannot estimate the number of the shares of Series AA preferred stock that will be held by the selling stockholders after completion of this rights offering. However, for purposes of the following table, we have assumed that, after completion of the offering pursuant to this prospectus, all of the shares of Series AA preferred stock offered by the selling stockholders pursuant to this prospectus will be sold and will no longer be held by the selling stockholders.

Name of Selling Stockholder	Shares Beneficially Owned Prior to this Offering	Shares Offered in this Offering	Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering
Campbell B. Lanier III(1)	144,852	24,592	120,260	6.0%

O. Gene Gabbard(2)	25,191	22,006	3,185	0.1%

The Burton Partnership (QP), Limited Partnership(3)	141,703	108,931	32,772	1.6%

The Burton Partnership, Limited Partnership(3)	47,234	36,310	10,924	0.5%

(1)	Mr. Campbell B. Lanier III is the chairman of our board of directors.
(2)	Mr. O. Gene Gabbard is a member of our board of directors.
(3)	Mr. Donald W. Burton, the general partner of The Burton Partnership (QP), Limited Partnership and The Burton Partnership, Limited Partnership, is a member of our board of directors.

PLAN OF DISTRIBUTION

Our rights offering will commence on the date of this prospectus and will expire at 5:00 p.m., Eastern time, on October 21, 2005 unless extended by us in our sole discretion. We are making this rights offering directly to holders of our common stock held at the close of business on the record date, which is September 16, 2005. The rights are not transferable.

We will pay Wachovia Bank, N.A., the subscription agent with respect to the rights, a fee of approximately $35,000 for their services in connection with this rights offering (which includes the subscription agent’s fees associated with the exercise of rights). We have also agreed to reimburse the subscription agent its reasonable expenses and indemnify them from liabilities they may incur in connection with the rights offering.

We estimate that our total expenses in connection with the rights offering, including registration, legal and accounting fees, will be approximately $300,000.

We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

Payment for the Series AA preferred stock upon exercise of the rights will be considered received when the subscription has been accepted by us.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, NE, Suite 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov. You can also obtain copies of materials we file with the SEC from our Internet website found at www.knology.com. The information contained in our website is not a part of this prospectus.

This prospectus is part of a registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement or the prospectus supplement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information we file with the SEC from the date of this prospectus will automatically update and supersede the information contained in this prospectus and documents listed below. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including exhibits, until the termination of any offering pursuant to this prospectus (other than information that is not deemed to have been filed in accordance with SEC rules):

(a) Our Annual Report on Form 10-K for the year ended December 31, 2004;

(b) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

(c) Our Current Reports on Form 8-K, filed on January 28, 2005, March 30, 2005, May 5, 2005, May 9, 2005, May 10, 2005, May 27, 2005, July 6, 2005, July 29, 2005, August 2, 2005 and September 13, 2005 and our Current Report on Form 8-K/A filed on January 10, 2005; and

(d) The description of the common stock contained in our registration statement on Form 8-A filed on December 12, 2003, as it may be amended from time to time, and the description of the rights agreement contained in our registration statement on Form 8-A filed on July 29, 2005, as it may be amended from time to time.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. Requests for these documents should be directed to Chad S. Wachter, Knology, Inc., 1241 O.G. Skinner Drive, West Point, Georgia 31833, telephone (706) 634-2663. Please request any such information at least five business days in advance of the date on which you expect to make your decision with respect to this offer.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.

LEGAL MATTERS

Alston & Bird LLP has issued an opinion about the legality of the securities described in this prospectus.

EXPERTS

The consolidated financial statements of Knology, Inc. and subsidiaries as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated by reference herein and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

1,271,839 of Series AA Convertible Preferred Stock

Available for Purchase Upon Exercise of 23,716,682 Subscription Rights.

Each Right Permits the Holder Thereof to Purchase

.0536 of a Share of Series AA Convertible Preferred Stock

KNOLOGY, INC.

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below itemizes the expenses payable by the registrant in connection with the registration and issuance of the shares of common stock being registered hereunder, other than underwriting discounts and commissions. All amounts, except the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission Registration Fee	$1,497
Printing and Duplicating Expenses	60,000
Accountants’ Fees and Expenses	50,000
Legal Fees and Expenses	125,000
Miscellaneous and Other	63,503

Total	$300,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Section 145 of the Delaware Corporation Law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in non-derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

Our amended and restated certificate of incorporation and our bylaws contain provisions that provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware Corporation Law. The Company believes that such protection is necessary in order to attract and retain qualified persons as directors and officers.

ITEM 16. EXHIBITS

The following Exhibits are filed as part of this Registration Statement:

Exhibit No		Description
2.1		Asset Purchase Agreement, dated March 24, 2005, between Knology Broadband of California, Inc. and WaveDivision Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

2.2		Escrow Agreement, dated as of March 24, 2005, by and among Knology Broadband of California, Inc., WaveDivision Holdings, LLC and SunTrust Bank (incorporated herein by reference to Exhibit 10.2 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

4.1		Amended and Restated Certificate of Incorporation of Knology, Inc. (Incorporated herein by reference to Exhibit 3.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

4.2		Certificate of Designations of Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of the Series AA Convertible Preferred Stock (Incorporated herein by reference to Exhibit 3.1 to Knology, Inc.’s Current Report on Form 8-K filed May 27, 2005)

4.3		Certificate of Designations of Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Series X Junior Participating Preferred Stock of Knology, Inc. (Incorporated herein by reference to Exhibit 3.1 to Knology, Inc.’s Current Report on Form 8-K filed July 29, 2005)

4.4		Bylaws of Knology, Inc. (Incorporated herein by reference to Exhibit 3.2 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179))

4.5	*	Specimen of Series AA Convertible Preferred Stock Certificate

4.6		Specimen of Common Stock Certificate (Incorporated herein by reference to Exhibit 4.4 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366))

4.7	**	Form of Subscription Rights Certificate

4.8		Shareholder Protection Rights Agreement, dated as of July 27, 2005, by and between Knology, Inc. and Wachovia Bank, N.A., acting as Rights Agent (which includes as Exhibit A thereto the Form of Rights Certificate) (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Current Report on Form 8-K filed July 29, 2005)

5.1	*	Opinion of Alston & Bird LLP

12.1	**	Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

23.1	*	Consent of Alston & Bird LLP (included as part of Exhibit 5)

23.2	*	Consent of Deloitte & Touche LLP

24.1	**	Power of Attorney

99.1	**	Form of Notice of Guaranteed Delivery

99.2	**	Form of DTC Participant Oversubscription Exercise Form

99.3	**	Form of Letter from the Registrant to brokers, dealers and nominees

99.4	**	Form of Letter from brokers, dealers and nominees to clients

99.5	**	Form of Beneficial Owner Election Form

99.6	**	Form of Nominee Holder Certification

99.7	*	Rights Reoffering Agreement, by and among Knology, Inc., Campbell B. Lanier III, O. Gene Gabbard, The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership

*	Filed herewith.
**	Previously filed.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Point, State of Georgia, on September 16, 2005.

KNOLOGY, INC.

By:	/s/ RODGER L. JOHNSON
Rodger L. Johnson President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Signatures	Title	Date

/s/ RODGER L. JOHNSON Rodger L. Johnson	President, Chief Executive Officer and Director (Principal Executive Officer)	September 16, 2005

/s/ M. TODD HOLT M. Todd Holt	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 16, 2005

/s/ CAMPBELL B. LANIER, III* Campbell B. Lanier, III	Chairman of the Board of Directors	September 16, 2005

/s/ ALAN A. BURGESS* Alan A. Burgess	Director	September 16, 2005

/s/ DONALD W. BURTON* Donald W. Burton	Director	September 16, 2005

/s/ EUGENE I. DAVIS* Eugene I. Davis	Director	September 16, 2005

/s/ O. GENE GABBARD* O. Gene Gabbard	Director	September 16, 2005

William Laverack, Jr.	Director

William H. Scott, III	Director

*By:	/S/ CHAD S. WACHTER
Chad S. Wachter Attorney-in-fact

Date    September 16, 2005

EXHIBIT INDEX

Exhibit No		Description
2.1		Asset Purchase Agreement, dated March 24, 2005, between Knology Broadband of California, Inc. and WaveDivision Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

2.2		Escrow Agreement, dated as of March 24, 2005, by and among Knology Broadband of California, Inc., WaveDivision Holdings, LLC and SunTrust Bank (incorporated herein by reference to Exhibit 10.2 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

4.1		Amended and Restated Certificate of Incorporation of Knology, Inc. (Incorporated herein by reference to Exhibit 3.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

4.2		Certificate of Designations of Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of the Series AA Convertible Preferred Stock (Incorporated herein by reference to Exhibit 3.1 to Knology, Inc.’s Current Report on Form 8-K filed May 27, 2005)

4.3		Certificate of Designations of Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Series X Junior Participating Preferred Stock of Knology, Inc. (Incorporated herein by reference to Exhibit 3.1 to Knology, Inc.’s Current Report on Form 8-K filed July 29, 2005)

4.4		Bylaws of Knology, Inc. (Incorporated herein by reference to Exhibit 3.2 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179))

4.5	*	Specimen of Series AA Convertible Preferred Stock Certificate

4.6		Specimen of Common Stock Certificate (Incorporated herein by reference to Exhibit 4.4 to Knology, Inc.’s Registration Statement on Form S-2 (File No. 333-109366))

4.7	**	Form of Subscription Rights Certificate

4.8		Shareholder Protection Rights Agreement, dated as of July 27, 2005, by and between Knology, Inc. and Wachovia Bank, N.A., acting as Rights Agent (which includes as Exhibit A thereto the Form of Rights Certificate) (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Current Report on Form 8-K filed July 29, 2005)

5.1	*	Opinion of Alston & Bird LLP

12.1	**	Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

23.1	*	Consent of Alston & Bird LLP (included as part of Exhibit 5)

23.2	*	Consent of Deloitte & Touche LLP

24.1	**	Power of Attorney

99.1	**	Form of Notice of Guaranteed Delivery

99.2	**	Form of DTC Participant Oversubscription Exercise Form

99.3	**	Form of Letter from the Registrant to brokers, dealers and nominees

99.4	**	Form of Letter from brokers, dealers and nominees to clients

99.5	**	Form of Beneficial Owner Election Form

99.6	**	Form of Nominee Holder Certification

99.7	*	Rights Reoffering Agreement, by and among Knology, Inc., Campbell B. Lanier III, O. Gene Gabbard, The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership

*	Filed herewith.
**	Previously filed.